TAKEDA R&D INVESTOR DAY 2019 NEW YORK, NY November 14, 2019

R&D DAY AGENDA – NEW YORK, NOVEMBER 14, 2019 TIME AGENDA Welcome and Opening Remarks 12:30 – 12:35 Sheelagh Cawley-Knopf, Head R&D Global Portfolio Strategy Takeda: A Global Values-Based, R&D-Driven Biopharmaceutical Leader 12:35 – 12:45 Christophe Weber, President & CEO Takeda Translating Science into Highly Innovative, Life-changing Medicines 12:45 – 13:20 Andy Plump, President R&D Oncology and Cell Therapies with Spotlight on CAR-NK 13:20 – 13:45 Chris Arendt, Head Oncology Drug Discovery Unit Spotlight on Oncology Opportunities 13:45 – 14:05 • TAK-788 : Rachael Brake, Global Program Lead • Pevonedistat : Phil Rowlands, Head Oncology Therapeutic Area Unit 14:05 – 14:20 Break Rare Diseases & Gene Therapy 14:20 – 14:45 Dan Curran, Head Rare Disease Therapeutic Area Unit Spotlight on Orexin2R agonists 14:45 – 15:00 Deborah Hartman, Global Program Lead Therapeutic Area Focus in GI with Spotlight on Celiac Disease 15:00 – 15:20 Asit Parikh, Head GI Therapeutic Area Unit 15:20 – 16:00 Panel Q&A Session 16:00 Drinks reception 1

IMPORTANT NOTICE For the purposes of this notice, “presentation” means this document, any oral presentation, any question and answer session and any written or oral material discussed or distributed by Takeda Pharmaceutical Company Limited (“Takeda”) regarding this presentation. This presentation (including any oral briefing and any question-and-answer in connection with it) is not intended to, and does not constitute, represent or form part of any offer, invitation or solicitation of any offer to purchase, otherwise acquire, subscribe for, exchange, sell or otherwise dispose of, any securities or the solicitation of any vote or approval in any jurisdiction. No shares or other securities are being offered to the public by means of this presentation. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. 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For more information on these and other factors which may affect Takeda’s results, performance, achievements, or financial position, see “Item 3. Key Information—D. Risk Factors” in Takeda’s most recent Annual Report on Form 20-F and Takeda’s other reports filed with the U.S. Securities and Exchange Commission, available on Takeda’s website at: https://www.takeda.com/investors/reports/sec-filings/ or at www.sec.gov. Future results, performance, achievements or financial position of Takeda could differ materially from those expressed in or implied by the forward- looking statements. Persons receiving this presentation should not rely unduly on any forward-looking statements. Takeda undertakes no obligation to update any of the forward-looking statements contained in this presentation or any other forward-looking statements it may make, except as required by law or stock exchange rule. Past performance is not an indicator of future results and the results of Takeda in this presentation may not be indicative of, and are not an estimate, forecast or projection of Takeda’s future results. Medical information This presentation contains information about products that may not be available in all countries, or may be available under different trademarks, for different indications, in different dosages, or in different strengths. Nothing contained herein should be considered a solicitation, promotion or advertisement for any prescription drugs including the ones under development. Financial information Takeda’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). The revenue of Shire plc (“Shire”), which were presently, presented in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), have been conformed to IFRS, without material difference. The Shire acquisition closed on January 8, 2019, and our consolidated results for the fiscal year ended March 31, 2019 include Shire’s results from January 8, 2019 to March 31, 2019. References to “Legacy Takeda” businesses are to our businesses held prior to our acquisition of Shire. References to “Legacy Shire” businesses are to those businesses acquired through the Shire acquisition. This presentation includes certain pro forma information giving effect to the Shire acquisition as if it had occurred on April 1, 2018. This pro forma information has not been prepared in accordance with Article 11 of Regulation S-X. This pro forma information is presented for illustrative purposes and is based on certain assumptions and judgments based on information available to us as of the date hereof, which may not necessarily have been applicable if the Shire acquisition had actually happened as of April 1, 2018. Moreover, this pro forma information gives effect to certain transactions and other events which are not directly attributable to the Shire acquisition and/or which happened subsequently to the Shire acquisition, such as divestitures and the effects of the purchase price allocation for the Shire acquisition, and therefore may not accurately reflect the effect on our financial condition and results of operations if the Shire acquisition had actually been completed on April 1, 2018. Therefore, undue reliance should not be placed on the pro forma information included herein. 2 2

Our mission is to strive towards Better Health and a Brighter Future for people worldwide through leading innovation in medicine

̴50,000 PEOPLE DEDICATED TO BRINGING BETTER HEALTH TO PATIENTS 4

ZURICH TOKYO Takeda Global HQ GREATER BOSTON SINGAPORE AREA Global Hub 5

GREATER TOKYO BOSTON Takeda AREA Global HQ Global Hub 3 36 RESEARCH MANUFACTURING SITES SITES 6

GREATER TOKYO BOSTON Takeda AREA Global HQ Global Hub COUNTRIES 27 7

TAKEDA-ISM 8

PATIENT TRUST REPUTATION BUSINESS 01 02 03 04 TAKEDA-ISM 9

01 PATIENT

PATIENT TRUST REPUTATION BUSINESS 01 02 03 04 TAKEDA-ISM 11

HCPs INNOVATION PATIENTS 02 03 ACCESS TO MEDICINE TRUST REPUTATION SOCIETY CORPORATE SOCIAL RESPONSIBILITY GOVERNMENT AGENCIES

PATIENT TRUST REPUTATION BUSINESS 01 02 03 04 TAKEDA-ISM 13

04 BUSINESS

LONG-TERM VALUE FOR PATIENTS, SOCIETY AND INVESTORS 15

SCIENCE DRIVEN COMPANY WITH A FOCUSED MIND BRINGING INNOVATION TO PATIENTS

Positioned for Sustainable Revenue Growth Potential Wave 2 pipeline not included WAVE 1 Vyvanse PIPELINE*1 Velcade WAVE 1 Entyvio Azilva PIPELINE Hemophilia Others 14 Others GLOBAL 14 BRANDS GLOBAL BRANDS 2018 2024 2029 PRO-FORMA REVENUE Note: The above chart represents conceptual changes in revenue through 2024 and 2029 demonstrating growth over time offsetting loss of exclusivities and achieving a single digit growth as compared to 2018 pro forma revenue which represents the sum of Takeda revenue for FY2018 plus Shire revenue for the same period (not including the Legacy Shire oncology business, which was sold in August 2018), converted to JPY at the rate of $1 = 111 JPY, and converted from US GAAP to IFRS. Actual future net sales achieved by our commercialized products and pipelines will be different, perhaps materially so, as there is a range of possible outcomes from clinical development, driven by a number of variables, including safety, efficacy and product labelling. In addition, if a product is approved, the effect of commercial factors including the patient population, the competitive environment, pricing and reimbursement is 17 also uncertain. Sales estimate in Wave 1 Pipeline is non-risk adjusted.

R&D DAY AGENDA – NEW YORK, NOVEMBER 14, 2019 TIME AGENDA Welcome and Opening Remarks 12:30 – 12:35 Sheelagh Cawley-Knopf, Head R&D Global Portfolio Strategy Takeda: A Global Values-Based, R&D-Driven Biopharmaceutical Leader 12:35 – 12:45 Christophe Weber, President & CEO Takeda Translating Science into Highly Innovative, Life-changing Medicines 12:45 – 13:20 Andy Plump, President R&D Oncology and Cell Therapies with Spotlight on CAR-NK 13:20 – 13:45 Chris Arendt, Head Oncology Drug Discovery Unit Spotlight on Oncology Opportunities 13:45 – 14:05 • TAK-788 : Rachael Brake, Global Program Lead • Pevonedistat : Phil Rowlands, Head Oncology Therapeutic Area Unit 14:05 – 14:20 Break Rare Diseases & Gene Therapy 14:20 – 14:45 Dan Curran, Head Rare Disease Therapeutic Area Unit Spotlight on Orexin2R agonists 14:45 – 15:00 Deborah Hartman, Global Program Lead Therapeutic Area Focus in GI with Spotlight on Celiac Disease 15:00 – 15:20 Asit Parikh, Head GI Therapeutic Area Unit 15:20 – 16:00 Panel Q&A Session 16:00 Drinks reception 19

TRANSLATING SCIENCE INTO HIGHLY INNOVATIVE LIFE-CHANGING MEDICINES Andy Plump MD, PhD President R&D Takeda Pharmaceutical Company Limited New York, NY November 14, 2019

WHAT YOU WILL HEAR TODAY 1 2 3 Our portfolio We are investing in We have cultivated and pipeline will novel mechanisms an environment of drive growth and and capabilities for empowerment, offset key patent a sustainable accountability and expirations future agility 21

WE ARE POSITIONED TO DELIVER NEAR-TERM & SUSTAINED GROWTH

Takeda

TARGET APPROVAL →	WAVE 1[1] FY20	FY21	FY22	FY23	FY24	WAVE 2[2] FY25 AND BEYOND (CLINICAL-STAGE NMEs)	PLATFORMS
ONCOLOGY		**TAK-788[3]** *2L NSCLC* **TAK-924[3]** *HR-MDS*		**TAK-007** *Hematologic malignancies* **TAK-788** *1L NSCLC*	**TAK-924** *AML*	**TAK-164** *GI malignancies* **TAK-252** *Solid tumors* **TAK-573** *R/R MM* **TAK-981** *Multiple cancers*	CELL THERAPY AND IMMUNE ENGAGERS TARGETED INNATE IMMUNE MODULATION NEXT-GEN CHECKPOINT MODULATORS
RARE DISEASES (*Immunology, Hematology, Metabolic*)		**TAK-620** *CMV infect. in transplant* **TAK-609** *Hunter CNS (IT)*		**TAK-611** *MLD (IT)* **TAK-755** *cTTP*	**TAK-607** *Complications of prematurity*	**TAK-079[4]** *MG, ITP* **TAK-754** *HemA* **TAK-755** *iTTP, SCD* **TAK-531** *Hunter CNS*	GENE THERAPY
NEUROSCIENCE				**TAK-935** *DEE*	**Orexin2R-ag** *(TAK-925/994) Narcolepsy T1*	**TAK-341** *Parkinson's Disease* **Orexin2R-ag** *Sleep Disorders* **TAK-041** *CIAS NS* **TAK-418** *Kabuki Syndrome* **TAK-653** *TRD* **TAK-831** *CIAS NS* **WVE-120101** *Huntington's Disease* **WVE-120102** *Huntington's Disease*	GENE THERAPY OTHER PLATFORMS (*RNA Modulation, Antibody Transport Vehicle*)
GASTRO-ENTEROLOGY	**TAK-721** *EoE*					**Kuma062** *Celiac Disease* **TAK-101** *Celiac Disease* **TAK-018** *Crohn's Disease (post-op and ileitis)* **TAK-671** *Acute Pancreatitis* **TAK-954** *POGD* **TAK-906** *Gastroparesis* **TAK-951** *Nausea & vomiting*	GENE THERAPY MICROBIOME CELL THERAPY
VACCINES		**TAK-003** *Dengue Vaccine*				**TAK-214** *Norovirus Vaccine* **TAK-426** *Zika Vaccine* **TAK-021** *EV71 vaccine*	

1. Projected timing of approvals depending on data read-outs; some of these Wave 1 target approval dates assume accelerated approval
2. Some Wave 2 assets could be accelerated into Wave 1 if they have breakthrough data
3. Projected approval date assumes filing on Phase 2 data
4. TAK-079 to be developed in Rare Diseases indications myasthenia gravis (MG) and immune thrombocytopenic purpura (ITP) (FPI projected in each indication in 2H FY19)

Orphan potential in at least one indication
Estimated dates as of November 14, 2019

22

2019: A WATERSHED YEAR FOR TAKEDA INTEGRATION OF SHIRE EXPANSION OF OUR GLOBAL BRANDS UNPRECEDENTED NMEs • 18 assets added to the clinical pipeline* • VARSITY study demonstrated head-to-head • 17 NMEs in Phase 2 and Phase 3 superiority of Entyvio vs Humira and published • Creation of a Rare Diseases Therapeutic Area in New England Journal of Medicine • Potentially curative novel mechanisms (e.g. TAK-101, Orexin2R-ag, CAR-NK) • Access to world-class Gene Therapy • TAKHZYRO indication expansions in bradykinin capabilities mediated angioedema • Momentum in Cell Therapies, including new partnership with MD Anderson • Expecting >15 approvals in China over the next 5 years 23 * Including approved products with ongoing R&D investment

PATIENT-DRIVEN AND SCIENCE-FIRST IN 3 CORE AREAS INNOVATIVE BIOPHARMA ONCOLOGY RARE DISEASES NEUROSCIENCE GASTROENTEROLOGY PLASMA DERIVED THERAPIES VACCINES BUSINESS UNIT Complementing our Differentiated rare disease focus Dengue vaccine 24

WE ARE DOING MORE FOR OUR PATIENTS

8

POTENTIAL BIC/FIC NMEs IN PIVOTAL STUDIES[1]

~40

NEW MOLECULAR ENTITY CLINICAL STAGE ASSETS

~4,500

R&D EMPLOYEES GLOBALLY

DIVERSIFIED MODALITIES IN RESEARCH



Small Molecules
~70%
Biologics
Cell & Gene Therapies
Peptides & Oligonucleotides
Microbiome & Other Modalities



~50%

PIPELINE WITH ORPHAN DRUG DESIGNATION[2]

200+

ACTIVE PARTNERSHIPS

1. BIC/FIC Best-In-Class/First-In-Class (incl. relugolix). Three NMEs in pivotal studies in 2018
2. 31 Orphan Drug Designations in at least one indication for assets in Phase 1 through LCM in 2019 versus 15 in 2018

25

WE ARE TAKING COURAGEOUS RISKS TO MAKE A CRITICAL DIFFERENCE

Takeda

"There is a considerable need for improved treatments for individuals with NT1, which is caused by the loss of orexin-producing neurons in the brain"

World Sleep 2019

Dr. Makoto Honda, Sleep Disorders Project Leader, Tokyo Metropolitan Institute of Medical Science

Data presented at World Sleep conference

NOVEL TARGET MECHANISMS WITH HUMAN VALIDATION

- Cell Tx
- Gene Tx
- Biologics
- Peptides
- Oligonucleotide
- Microbiome
- Small Molecule



~70%
Small Molecules
Biologics
Cell & Gene Therapies
Peptides & Oligonucleotides
Microbiome & Other Modalities

MODALITY DIVERSIFICATION

5 Accelerated programs

20 NME stage-ups since FY18

19 Indications terminated or externalized since FY18

FAST GO / NO-GO DECISION MAKING

26

WE ARE CULTIVATING THE BEST SCIENCE THROUGH DIFFERENTIATED PARTNERSHIPS… Select partnerships* Access to Innovation RESEARCH IN-LICENSE Risk-Sharing COLLABORATIONS ~ 110 ~ 50 Expanding Capacity JOINT NEWCO DEVELOPMENT FORMATION ~ 20 ~ 20 Total Value in Public & Private Equity >$1B * Externalizations and venture investments are not included 27

WE ARE NURTURING INNOVATION WHEREVER IT OCCURS CHARACTERISTICS TAKEDA PARTNER-SOURCED TAKEDA GREATER VALIDATION TAK-925, TAK-994 Narcolepsy TAK-573 Multiple Myeloma DEVELOPS & AND / OR LOWER COMMERCIALIZES DEVELOPMENT COST TAK-951 Vomiting Syndromes CD19 1XX (CAR-T) TAK-924 Myelodysplastic Syndrome Kuma-062 Celiac TAKEDA/PARTNER UNCERTAIN SCIENCE Psychiatry Assets Alzheimer Disease SHARE DEVELOPMENT AND / OR HIGH & COMMERCIALIZATION DEVELOPMENT COST 28 Representative examples only

TO DRIVE HIGHER RETURN ON OUR $4.5B ANNUAL R&D INVESTMENT PRIORITIZED R&D PORTFOLIO FLEXIBLE R&D FUNDING MODEL BALANCED SPEND TARGETED POPULATIONS PARTNERSHIP MODEL Minimize internal spend and Smaller trials, lower costs, potential Success driven milestone infrastructure longer exclusivity payments 29

A RESEARCH ENGINE FUELING A SUSTAINABLE PIPELINE POTENTIAL NME PIVOTAL STUDY STARTS BY YEAR IMPROVED PRODUCTIVITY • Research momentum building with a projected ~18 portfolio Projected Clinical ReplenishmentResearch entries in FY19 Pipeline Engine • Productivity likely to increase with 11 expansion of cell and gene 8 therapy capabilities 6 4 4 • Leveraging partnerships to access 2 the best clinical or preclinical FY 2019 2020 2021 2022 2023 2024 innovation Note: Projections assume successful data readouts 30

PIPELINE INVESTMENTS SUPPORTING NEAR-TERM GROWTH WAVE 1 INNOVATIVE EXPANSIONS NEW MOLECULAR ENTITIES 31

WE ARE DRIVING EXPANSION OF OUR GLOBAL BRANDS

Takeda

SELECT GLOBAL GROWTH BRANDS

TAU	Therapies	New Indications / Geographic Expansions	Target (FY)
ONC	ALUNBRIG BRIGATINIB	1L Non Small Cell Lung Cancer	2020
	NINLARO (ixazomib) capsules	ND MM Maintenance (non-SCT and post-SCT)	2020 / 2022
Rare	TAKHZYRO (lanadelumab-flyo) injection	Bradykinin Mediated Angioedema	2024
	vonvendi *	Prophylactic Treatment of von Willebrand Disease	2021
GI	Entyvio vedolizumab	Ulcerative Colitis, Crohn's Disease (subcutaneous formulation)	2019 / 2020
		Graft versus Host Disease (prophylaxis)	2022
	ALOFISEL	Complex Perianal Fistulas	2021

SELECT REGIONAL EXPANSIONS

Region	Therapies
China	Entyvio vedolizumab; ALUNBRIG BRIGATINIB; TAKHZYRO (lanadelumab-flyo) injection; VPRIV velaglucerase alfa for injection; ADYNOVATE [Antihemophilic Factor (Recombinant), PEGylated]

Region	Therapies
Japan	Takecab; relugolix, cabozantinib, niraparib

ND MM: newly diagnosed multiple myeloma
SCT: stem cell transplant

* VONVENDI is emerging as a global brand
Estimated dates as of November 14, 2019

32

WAVE 1 NEW MOLECULAR ENTITIES HAVE POTENTIAL TO DELIVER >$10B AGGREGATE PEAK SALES…

Takeda

TARGET APPROVAL[1] →	FY20	FY21	FY22	FY23	FY24
ONCOLOGY		**TAK-788[2]** *2L NSCLC* ⚕; **TAK-924[2]** *HR-MDS* ⚕		**TAK-007** *Hematologic malignancies* ⚕; **TAK-788** *1L NSCLC* ⚕	**TAK-924** *AML* ⚕
RARE DISEASES (*Immunology, Hematology, Metabolic*)		**TAK-620** *CMV infect. in transplant* ⚕; **TAK-609** *Hunter CNS (IT)* ⚕		**TAK-611** *MLD (IT)* ⚕; **TAK-755** *cTTP* ⚕	**TAK-607** *Complications of prematurity* ⚕
NEUROSCIENCE				**TAK-935** *DEE* ⚕	**Orexin2R-ag** *(TAK-925/994) Narcolepsy T1* ⚕
GASTRO-ENTEROLOGY	**TAK-721** *EoE* ⚕				
VACCINES		**TAK-003** *Dengue Vaccine*			

14 potential NME launches which represent best-in-class or first-in-class therapies to advance patient standard of care

Peak sale estimate of >$10B is non-risk adjusted
1. Projected timing of approvals depending on data read-outs; some of these Wave 1 target approval dates assume accelerated approval
2. Projected approval date assumes filing on Phase 2 data

⚕ Orphan potential in at least one indication

Estimated dates as of November 14, 2019

33

…AND ARE EXPECTED TO DELIVER LIFE-CHANGING MEDICINES

Takeda

POTENTIAL FIRST-IN-CLASS OR BEST-IN-CLASS NMEs

	PRODUCT	MECHANISM	INDICATION	TARGET APPROVAL DATE (FY)[1]	ADDRESSABLE POPULATION (IN US)[2]	ADDRESSABLE POPULATION (WW)[2,3]
ONCOLOGY	● TAK-788	EGFR inhibitor (exon 20)	NSCLC – 2L / 1L	2021[4] / 2023	~2k	~20 - 30k
	● pevonedistat (TAK-924)	NAE inhibitor	HR-MDS / AML	2021[4] / 2024	~7k / ~12k	15 - 20k / 20 - 25k
	TAK-007	CD19 CAR-NK	Hematologic malignancies	2023	~9k	~15 - 25k
RARE DISEASES *Immunology Hematology Metabolic*	● TAK-609	ERT / I2S replacement	Hunter CNS (IT)	2021	~250	~1 - 1.5k
	● maribavir (TAK-620)	UL97 kinase inh	CMV infect. in transpl.	2021	~7 - 15k	~25 - 45k
	TAK-607	IGF-1/ IGFBP3	Complications of prematurity	2024[5]	~25k	~80 - 90k
	TAK-611	ERT / arylsulfatase A	MLD (IT)	2023	~350	~1 - 2k
	● TAK-755	ERT/ ADAMTS-13	cTTP / iTTP	2023 / 2025	~500 / ~2k	2 - 6k / 5 - 18k
NEUROSCIENCE	Orexin programs	Orexin 2R agonist	Narcolepsy Type 1	2024	70 - 140k	300k - 1.2M
	TAK-935	CH24H inhibitor	Developmental and Epileptic Encephalopathies (DEE)	2023	~50k	~70 - 90k
GASTRO-ENTEROLOGY	● TAK-721	Oral anti-inflammatory	Eosinophilic Esophagitis	2020	~150k	*Under evaluation*
VACCINES	● TAK-003	Vaccine	Dengue	2021	~32M	~1.8B

1. Projected timing of approvals depending on data read-outs; some of these target approval dates assume accelerated approval
2. Estimated number of patients projected to be eligible for treatment in markets where the product is anticipated to be commercialized, subject to regulatory approval
3. For TAK-788, TAK-924, TAK-007, TAK-607 and TAK-620 the addressable population represent annual incidence
4. Projected approval date assumes filing on Phase 2 data
5. Currently in a non-pivotal Ph 2; interim stage gates may advance program into pivotal trial for target approval by 2024

● Currently in pivotal study or potential for registration enabling Ph-2 study (note: table excludes relugolix)

34

IN SUMMARY: ROBUST NEAR-TERM GROWTH

Takeda

Potential NME Approval

Potential Global Brand Extension

Potential Regional Brand Extension

FY19

ENTYVIO	sc UC, US CD, JP
GATTEX	Pediatric, US
NINLARO	NDMM SCT, JP
ADCETRIS	FL PTCL, JP
cabozantinib	2L RCC, JP
vonoprazan	Acid Reflux Dis. JP, CN

FY20

TAK-721	Eosinophilic Esophagitis[1]
ENTYVIO	UC/CD, CN sc UC/CD, US, EU, JP[2]
NINLARO	NDMM nSCT, US, EU
ALUNBRIG	1L NSCLC, US, EU 2L NSCLC, JP
GATTEX	SBS, JP
TAKHZYRO	HAE, CN
VIPRIV	Gaucher Disease, CN
FIRAZYR	HAE CN
REPLAGAL	Fabry Disease, CN
niraparib	Ovarian 1L, 2L, JP Ov Salvage 1L, JP
VONVENDI	VWD, JP
ADCETRIS	FL PTCL, EU
cabozantinib	HCC, JP

FY21

TAK-609	Hunter CNS (IT)
TAK-003	Dengue vaccine
maribavir TAK-620	CMV transplant
pevonedistat TAK-924	HR-MDS
TAK-788	2L NSCLC[3]
TAKHZYRO	HAE, JP
ALUNBRIG	1L NSCLC, CN 2L NSCLC, CN
ALUNBRIG	H2H alectinib, EU Post-2Gen, US, EU
NINLARO	NDMM, US, EU, JP NDMM nSCT, JP
ALOFISEL	CPF, JP
cabozantinib	1L RCC, JP
vonoprazan	OD ARD, JP
relugolix	Prostate, JP
VONVENDI	Prophy, US, EU

FY22

GATTEX	SBS, CN
NINLARO	NDMM SCT, US, EU
ALUNBRIG	H2H alectinib, US
ENTYVIO	GvHD, EU
VONVENDI	Peds, US, EU, JP
ICLUSIG	1L Ph+ ALL, US
ADYNOVATE	HemA, CN
relugolix	Prostate, CN
OBIZUR	CHAWI, EU

FY23

TAK-755	cTTP[5]
TAK-007	Hematologic malignancies
TAK-611	MLD (IT)
TAK-935	DEE[4]
TAK-788	1L NSCLC[4,5]
ALOFISEL	CPF, US CCF
VONVENDI	Prophy, JP
ICLUSIG	1L Ph+ ALL, EU, JP
OBIZUR	CHAWI, US

FY24

TAK-607	Complications of prematurity
Orexin 2R ag	Narcolepsy T1
pevonedistat TAK-924	AML[5]
TAKHZYRO	BMA, US
NINLARO	NDMM nSCT, CN

1. China approval in 2023
2. US approval for sc CD, EU approval for sc UC & CD, Japan approval for sc CD
3. Includes approval in China
4. China approval in 2024
5. New indication for currently unapproved asset

Potential approvals by fiscal year as of November 14, 2019
The target dates are estimates based on current data and subject to change

35

SUSTAINED GROWTH BEYOND FY25 WAVE 2 NOVEL MECHANISMS NEXT-GENERATION PLATFORMS 36

DRIVEN BY A CLINICAL PIPELINE OF NOVEL MECHANISMS…

TARGET APPROVAL[1] → **FY25 AND BEYOND**

ONCOLOGY	**TAK-164** *GI malignancies* (orphan)	**TAK-252** *Solid tumors* (orphan)		
	TAK-573 *R/R MM* (orphan)	**TAK-981** *Multiple cancers* (orphan)		
RARE DISEASES *Immunology, Hematology, Metabolic*	**TAK-079[2]** *MG, ITP* (orphan)	**TAK-754** *HemA* (orphan)	**TAK-755** *iTTP, SCD* (orphan)	
	TAK-531 *Hunter CNS* (orphan)			
NEUROSCIENCE	**TAK-341** *Parkinson's Disease*	**Orexin2R-ag** *Sleep Disorders* (orphan)	**TAK-041** *CIAS NS*	
	TAK-418 *Kabuki Syndrome* (orphan)	**TAK-653** *TRD*	**TAK-831** *CIAS NS*	
	WVE-120101 *Huntington's Disease* (orphan)	**WVE-120102** *Huntington's Disease* (orphan)		
GASTRO-ENTEROLOGY	**Kuma062** *Celiac Disease*	**TAK-101** *Celiac Disease*	**TAK-018** *Crohn's Disease (post-op and ileitis)*	**TAK-671** *Acute Pancreatitis*
	TAK-954 *POGD*	**TAK-906** *Gastroparesis*	**TAK-951** *Nausea & vomiting*	
VACCINES	**TAK-214** *Norovirus Vaccine*	**TAK-426** *Zika Vaccine*	**TAK-021** *EV71 Vaccine*	

Rich early clinical pipeline of potentially transformative and curative NMEs

1. Some Wave 2 assets could be accelerated into Wave 1 if they have breakthrough data
2. TAK-079 to be developed in Rare Diseases indications myasthenia gravis (MG) and immune thrombocytopenic purpura (ITP) (FPI projected for 2H FY19)

(orphan) Orphan potential in at least one indication

Estimated dates as of November 14, 2019

37

...AND WITH OUR NEXT-GENERATION PLATFORMS

Takeda

TARGET APPROVAL → **FY25 AND BEYOND**

ONCOLOGY	**CELL THERAPIES AND IMMUNE ENGAGERS** **CAR-T** *MSKCC, Noile-Immune T-CiRA, Takeda* **CAR-NK** *MD Anderson* **GammaDelta CAR-T** *GammaDelta Tx* **Conditional T cell engagers** *Maverick*	**TARGETED INNATE IMMUNE MODULATION** **Attenukine** *Teva* **STING** *CuraDev, Takeda* **SUMOylation** *Takeda*	**NEXT-GEN CHECKPOINT MODULATORS** **Agonist-redirected checkpoints** *Shattuck* **Humabodies** *Crescendo*
RARE DISEASES *Immunology Hematology Metabolic*	**GENE THERAPY** **Hemophilia** **Lysosomal Storage Diseases**		
NEUROSCIENCE	**GENE THERAPY** **Neurodegenerative Diseases** *StrideBio*	**OTHER PLATFORMS** **RNA Modulation** *Wave, Skyhawk* **Antibody Transport Vehicle** *Denali*	
GASTRO-ENTEROLOGY	**GENE THERAPY** **Liver** *Ambys*	**MICROBIOME** **FIN-524** *Finch* **Microbial Consortia** *NuBiyota*	**CELL THERAPY** *Ambys*

Harnessing the potential of cell and gene therapies and other diverse modalities

Some Wave 2 assets could be accelerated into Wave 1 if they have breakthrough data

Estimated dates as of November 14, 2019

38

INVESTING IN CAPABILITIES TO POSITION US FOR SUCCESS • 5 clinical programs by end of FY20 Cell Therapy • Disruptive platforms, including off-the- shelf cell-therapies • World-class gene therapy manufacturing Gene Therapy • Accessing innovation through partnerships (e.g. Stridebio, Ambys) • Accelerate clinical development with real world data (e.g. TAK-788) Data Sciences • Use machine learning to identify rare disease patients 39

COMMITTED TO OUR PEOPLE 40

LIVING OUR VALUES THROUGHOUT THE INTEGRATION PROCESS December 2018 Leadership Team and Proposed R&D Operating Model Announced April 2019 Prioritization of Combined Pipeline and Portfolio August 2019 R&D Employees Informed of Employment Status* 41 * Where legally cleared

STRONG LEADERSHIP EXECUTING ON OUR VISION



ASIT PARIKH
Head, Gastroenterology Therapeutic Area Unit



PHIL ROWLANDS
Head, Oncology Therapeutic Area Unit



DAN CURRAN
Head, Rare Diseases Therapeutic Area Unit



EMILIANGELO RATTI
Head, Neuroscience Therapeutic Area Unit



SARAH SHEIKH
Head, Neuroscience Therapeutic Area Unit*

New hire

*Sarah Sheik to succeed Emiliangelo Ratti upon his retirement beginning November 25

†includes Regulatory, Global Patient Safety Evaluation, Development Operations, and Clinical Supply Chain



STEVE HITCHCOCK
Head, Research



NENAD GRMUSA
Head, Center for External Innovation



GEORGIA KERESTY
R&D Chief Operating Officer



ANNE HEATHERINGTON
Head, Data Sciences Institute



WOLFRAM NOTHAFT
Chief Medical Officer



STEFAN WILDT
Head, Pharmaceutical Sciences and Translational Engine, Cell Therapies



JEREMY CHADWICK
Head, Global Development Office†



WOLFGANG HACKEL
Head, Global R&D Finance



ERIKA MARDER
Head, Global R&D Human Resources



COLLEEN BEAUREGARD
Head, Global R&D Communications



TOSHIO FUJIMOTO
General Manager, Shonan Health Innovation Park (iPark)

42

OUR COMMITMENT TO OUR PEOPLE IS BEING RECOGNIZED 43

WE ARE POSITIONED TO DELIVER NEAR-TERM & SUSTAINED GROWTH

Takeda

WAVE 1[1] — CLINICAL-STAGE NMEs — **WAVE 2[2]**

TARGET APPROVAL →	FY20	FY21	FY22	FY23	FY24	FY25 AND BEYOND (Clinical-stage NMEs)	PLATFORMS
ONCOLOGY		TAK-788[3] 2L NSCLC; TAK-924[3] HR-MDS		TAK-007 Hematologic malignancies; TAK-788 1L NSCLC	TAK-924 AML	TAK-164 GI malignancies; TAK-252 Solid tumors; TAK-573 R/R MM; TAK-981 Multiple cancers	CELL THERAPY AND IMMUNE ENGAGERS; TARGETED INNATE IMMUNE MODULATION; NEXT-GEN CHECKPOINT MODULATORS
RARE DISEASES (Immunology, Hematology, Metabolic)		TAK-620 CMV infect. in transplant; TAK-609 Hunter CNS (IT)		TAK-611 MLD (IT); TAK-755 cTTP	TAK-607 Complications of prematurity	TAK-079[4] MG, ITP; TAK-754 HemA; TAK-755 iTTP, SCD; TAK-531 Hunter CNS	GENE THERAPY
NEUROSCIENCE				TAK-935 DEE	Orexin2R-ag (TAK-925/994) Narcolepsy T1	TAK-341 Parkinson's Disease; Orexin2R-ag Sleep Disorders; TAK-041 CIAS NS; TAK-418 Kabuki Syndrome; TAK-653 TRD; TAK-831 CIAS NS; WVE-120101 Huntington's Disease; WVE-120102 Huntington's Disease	GENE THERAPY; OTHER PLATFORMS (RNA Modulation, Antibody Transport Vehicle)
GASTRO-ENTEROLOGY	TAK-721 EoE					Kuma062 Celiac Disease; TAK-101 Celiac Disease; TAK-018 Crohn's Disease (post-op and ileitis); TAK-671 Acute Pancreatitis; TAK-954 POGD; TAK-906 Gastroparesis; TAK-951 Nausea & vomiting	GENE THERAPY; MICROBIOME; CELL THERAPY
VACCINES		TAK-003 Dengue Vaccine				TAK-214 Norovirus Vaccine; TAK-426 Zika Vaccine; TAK-021 EV71 vaccine	

1. Projected timing of approvals depending on data read-outs; some of these Wave 1 target approval dates assume accelerated approval
2. Some Wave 2 assets could be accelerated into Wave 1 if they have breakthrough data
3. Projected approval date assumes filing on Phase 2 data
4. TAK-079 to be developed in Rare Diseases indications myasthenia gravis (MG) and immune thrombocytopenic purpura (ITP) (FPI projected in each indication in 2H FY19)

(Symbol) Orphan potential in at least one indication
Estimated dates as of November 14, 2019

44

R&D DAY AGENDA – NEW YORK, NOVEMBER 14, 2019 TIME AGENDA Welcome and Opening Remarks 12:30 – 12:35 Sheelagh Cawley-Knopf, Head R&D Global Portfolio Strategy Takeda: A Global Values-Based, R&D-Driven Biopharmaceutical Leader 12:35 – 12:45 Christophe Weber, President & CEO Takeda Translating Science into Highly Innovative, Life-changing Medicines 12:45 – 13:20 Andy Plump, President R&D Oncology and Cell Therapies with Spotlight on CAR-NK 13:20 – 13:45 Chris Arendt, Head Oncology Drug Discovery Unit Spotlight on Oncology Opportunities 13:45 – 14:05 • TAK-788 : Rachael Brake, Global Program Lead • Pevonedistat : Phil Rowlands, Head Oncology Therapeutic Area Unit 14:05 – 14:20 Break Rare Diseases & Gene Therapy 14:20 – 14:45 Dan Curran, Head Rare Disease Therapeutic Area Unit Spotlight on Orexin2R agonists 14:45 – 15:00 Deborah Hartman, Global Program Lead Therapeutic Area Focus in GI with Spotlight on Celiac Disease 15:00 – 15:20 Asit Parikh, Head GI Therapeutic Area Unit 15:20 – 16:00 Panel Q&A Session 16:00 Drinks reception 45

TAKEDA ONCOLOGY: INNOVATIVE CELL THERAPIES & NEW FRONTIERS IN IMMUNO-ONCOLOGY Chris Arendt, PhD Head of Oncology Drug Discovery Unit Takeda Pharmaceutical Company Limited New York, NY November 14, 2019

A CURATIVE-INTENT IMMUNO-ONCOLOGY PIPELINE IS TAKING SHAPE WAVE 1 WAVE 2 NMEs that complement our global brands Leading platforms in immuno-oncology and cell therapies Hematologic Hematologic Immuno-Oncology Malignancies TAK-924 Malignancies FY21 target approval TAK-007 FY23 target approval Lung Cancer & Lung Cancer & Solid Tumors Solid Tumors TAK-788 FY21 target approval 47

PARTNERSHIPS DRIVE OUR DIFFERENTIATED EARLY CLINICAL PIPELINE Unique Differentiated Partnership Portfolio Model • Innovative, disruptive platforms • Harness innate immunity • Agility in ‘open lab’ model • Eye towards solid tumors 48

THE FIRST BREAKTHROUGHS IN CANCER IMMUNOTHERAPY TARGET T CELLS T CELL CHECKPOINT INHIBITORS FIRST-GEN CAR-Ts PD-1 T cell CAR T cell CTLA-4 Cancer cell death 49 Adapted from Chen & Mellman, Immunity 2013

OUR FOCUS IS ON NOVEL MECHANISMS IN THE CANCER-IMMUNITY CYCLE 2 Novel-scaffold immune checkpoint platforms Next-gen cell therapy & 3 immune engager platforms 1 Innate immuno- modulation Cancer cell death 50 Adapted from Chen & Mellman, Immunity 2013

1 EMERGING STRENGTH IN TARGETED INNATE IMMUNE MODULATION

Takeda



blood vessel
lymph node
tumor

Cancer cell death

HIGH UNMET NEED	**Patients refractory/ unresponsive to current immunotherapies**
OUR DIFFERENTIATED APPROACH	**Systemic therapies leveraging innate immunity to enhance response breadth, depth & durability**

PLATFORM	PARTNER	MECHANISM-OF-ACTION	PROGRAMS	PRE-CLINICAL	PH 1
STING agonism	CURADEV Let science do the talking	• Innate-to-adaptive priming	**TAK-676** (STING agonist) Targeted STING agonist		
SUMOylation		• Innate immune enhancer	**TAK-981** **TAK-981** (ADCC combo)		
Attenukine™	teva	• Targeted attenuated IFN-α	**TAK-573** (CD38-Attenukine™) Next-gen Attenukine™		

= first-in-class

ADCC = Antibody-dependent cellular cytotoxicity

51

ATTENUKINE™ PLATFORM ELICITS BOTH DIRECT TUMOR KILL AND IMMUNE ACTIVATION

TARGETED ATTENUATED TYPE I IFN PAYLOAD



TAK-573
Binds CD38
Human IgG4 Fc
Attenuated IFNα2b

Immunomodulation in preclinical models

Includes CD8+ T cell migration / activation

NEXT-GEN ATTENUKINE™



Binds innate immune target
Attenuated IFNα2b

TAK-573 POM IN ONGOING PHASE 1 R/R MM STUDY



Activation of CD8+ T cells in bone marrow
Baseline
7.3%
Cycle 1 Day 16
18.4%
Cycle 2 Day 2
28.8%
CD8+ T cells
89Y_CD45 (Y89Di)
89Y_CD45 (Y89Di)
Activation Marker (CD69+)

EXPECTED MILESTONES (FY)	2019	2020
	Ph1 FPI in solid tumors	Ph1b MM (incl. combinations)

FPI = first patient in R/R MM = Relapsed / refractory multiple myeloma POM = proof-of-mechanism

52

1 NOVEL SCAFFOLD NEXT-GENERATION CHECKPOINT MODULATORS HIGH UNMET Current checkpoint modulators fail to improve NEED overall survival in majority of patients OUR New classes of checkpoint inhibitors designed DIFFERENTIATED to increase breadth and depth of responses APPROACH Cancer cell death PLATFORM PARTNER MECHANISM-OF-ACTION PROGRAMS PRE-CLINICAL PH 1 Concept 1 Humabody Vh • Unique pharmacology Concept 2 Agonist-redirected • Co-inhibition & co- TAK-252 / SL-279352 (PD1-Fc-OX40L) checkpoints stimulation TAK-254 / SL-115154 (CSF1R-Fc-CD40L) = first-in-class 53 Vh = Variable heavy domain

BRINGING 5 NOVEL CELL THERAPY PLATFORMS 1 TO THE CLINIC BY THE END OF FY20 HIGH UNMET Current CAR-T therapies have significant NEED challenges & fail to address solid tumors OUR Leverage novel cell platforms & engineering to DIFFERENTIATED address shortcomings in liquid & solid tumors APPROACH Cancer cell death INNATE IMMUNE PLATFORMS Innate tumor sensors & effectors • Multiple mechanisms of tumor killing NK & Engineered CAR • ‘Off-the-shelf’ gdT cells • Utility in solid tumors Fc-mediated killing 54 NK = Natural killer

A NETWORK OF TOP INNOVATORS IS 1 FUELING TAKEDA’S CELL THERAPY ENGINE CUTTING-EDGE ENGINEERING & CELL PLATFORMS IPSC gdT cell Armored Next-gen IPSC CAR-NK expertise platform CAR-Ts CARs CAR-Ts platform Shinya Adrian Koji Michel Shin Katy Yamanaka Hayday Tamada Sadelain Kaneko Rezvani 2016 2017 2018 2019 Dec 2015 May 2017 Sept 2017 July 2018 April 2019 Nov 2019 Takeda Cell Therapy First Development-Stage Translational Engine Partnership IPSC = Induced pluripotent stem cell NK = Natural killer 55 Dr. Sadelain is a co-inventor on patents relative to next-gen CARs, intellectual property that MSK has licensed to Takeda. As a result of these licensing arrangements, Dr. Sadelain and MSK have financial interests related to these research efforts.

TAKEDA IS EMBARKING ON A TRANSFORMATIVE CAR-NK 1 PARTNERSHIP THAT COULD ENTER PIVOTAL TRIALS IN 2021 IL-15 Activating NK CAR NK receptor Platform Multiple mechanisms of tumor killing Potentiation of innate & adaptive immunity CAR19 56

1 FOUR NOVEL, OFF-THE-SHELF CAR-NK THERAPIES IN DEVELOPMENT

Takeda

MD Anderson Cancer Center

PATIENT VALUE PROPOSITION

Rapid and deep responses with a short-time-to-treatment, safe, off-the-shelf CAR-NK available in outpatient & community settings

Initial opportunity in G7 countries (CD19)*	
3L+ DLBCL	~8,000
3L+ CLL	~5,000
3L+ iNHL	~6,000

Potential to move into earlier lines of therapy

PLATFORM VALUE INFLECTIONS



FY
2H 2020
2021
2023

- 2H 2020: Ongoing maturation of clinical data: Efficacious dose, durability, partial vs. full allo, cryopreserved product
- 2H 2020: Manufacturing process complete
- 2021: Pivotal trials in r/r DLBCL / CLL / Indolent NHL
- 2023: BLA filing

PLATFORM	PARTNER	MECHANISM-OF-ACTION	PROGRAMS	PRECLINICAL	PH 1
CAR-NK (allo cord blood)	MD Anderson Cancer Center Dr. Katy Rezvani	• Non-autologous NK cell therapy	**TAK-007** (CD19 CAR-NK)	━━━━━━━━━━	✈
			BCMA CAR-NK	━━━━ ✈	
			Platform expansion	✈ ✈	

✈ = first-in-class

CLL = Chronic lymphocytic leukemia DLBCL = Diffuse large B-cell lymphoma iNHL = Indolent non-Hodgkin's lymphoma

*Estimated number of patients projected to be initially eligible for treatment in G7 markets, subject to regulatory approval

57

1 DRAMATIC COMPLETE RESPONSE IN FIRST PATIENT TREATED 47-YEAR OLD MALE WITH RELAPSED TRANSFORMED KINETICS OF CAR-NK VERSUS ENDOGENOUS T AND B DOUBLE-HIT (C-MYC / BCL-2) DLBCL CELLS IN PERIPHERAL BLOOD CAR-NK cells % positive cells positive % Days post-CAR-NK infusion T cells X1000/ml of blood of X1000/ml B cells Baseline scan Day 30 post CAR19-NK Days post-CAR-NK infusion 58 Data from Dr. Katy Rezvani, MD Anderson Cancer Center

1 IMPRESSIVE RESPONSES IN OTHER HEAVILY PRETREATED PATIENTS 61-YEAR OLD MALE CLL/RICHTER’S TRANSFORMATION 60-YEAR OLD FEMALE WITH CLL / ACCELERATED CLL (5 PRIOR LINES OF THERAPY) (5 PRIOR LINES OF THERAPY) CAR-NK Baseline scan Day 30 post CAR19-NK Baseline scan Day 30 post CAR19-NK CR in Richter’s; SD in CLL 59 CLL = Chronic lymphocytic leukemia CR = Complete response SD = Stable disease Data from Dr. Katy Rezvani, MD Anderson Cancer Center

CAR-NK CELLS PERSIST IN PATIENTS AND DO NOT TRIGGER 1 CYTOKINE RELEASE SYNDROME (CRS) CAR-NK CELLS PERSIST UP TO 4 MONTHS POST INFUSION IL-6 LEVLS POST CAR-NK INFUSION DO NOT INDICATE CRS Median IL-6 level in grade 2-5 CRS post-CAR-T treatment* g of genomic DNA genomic of g  /ml) pg 6 ( 6 - IL Vector transgene copy per copy transgene Vector Time from infusion (days) Time from infusion (days) CRS = Cytokine Release Syndrome 60 *Turtle et al. 2017 Data from Dr. Katy Rezvani, MD Anderson Cancer Center

1 CAR-NK EFFICACY & TOXICITY TREATING MULTPLE DIAGNOSES

Takeda

	Diagnosis	Lines of Treatment	HLA Match	CRS / Neurotox	Complete Response
Dose Level 1	DLBCL - Relapsed transformed double-hit	3 Incl. ASCT	Partial match	None	✓
	DLBCL - Refractory	7	Partial match	None	PD
	CLL	4 Incl. ibrutinib & venetoclax	Partial match	None	✓
Dose Level 2	CLL	4 Incl. ibrutinib	Partial match	None	PD
	CLL/Richter's transformation	5 Incl. ibrutinib	Partial match	None	✓* Richter's
	CLL/Accelerated CLL	5 Incl. ibrutinib & venetoclax	Partial match	None	✓
	CLL	4 Incl. ibrutinib	Partial match	None	✓
Dose Level 3	DLBCL - Refractory	11 Incl. ASCT	Partial match	None	✓
	DLBCL - Relapsed transformed double-hit	4 Incl. ASCT	Partial match	None	✓
	Follicular lymphoma - Relapsed	4 Incl. ASCT	Mismatch	None	PD
	Follicular lymphoma - Relapsed	4	Mismatch	None	✓

CLL = Chronic lymphocytic leukemia

CRS = Cytokine release syndrome

DLBCL = Diffuse large B-cell lymphoma

ASCT = Autologous stem cell transplant

HLA = Human leukocyte antigen

PD = Progressive disease

*Complete response for Richter's

Data from Dr. Katy Rezvani, MD Anderson Cancer Center

61

FAST-TO-CLINIC CELL THERAPY ENGINE WILL MAXIMIZE 1 LEARNINGS ON MULTIPLE ‘DISRUPTIVE’ PLATFORMS 5 CLINICAL-STAGE PROGRAMS EXPECTED BY END OF FY20 FY19 FY20 FY21+: Other cell Cytokine + therapy TAK-007 Off-the-shelf TAK-102 chemokine CAR-NK product candidates armed CAR-T CD19 1XX-CAR-T Next-gen CART signaling domain Hematology GDX012 Gamma-delta T cells Solid tumors GCC CAR-T Colorectal Cancer 62

A RICH AND POTENTIALLY TRANSFORMATIVE EARLY CLINICAL ONCOLOGY PIPELINE

PLATFORM	PARTNER(S)	MECHANISM-OF-ACTION	PROGRAMS	PRECLINICAL	PH1
STING agonism (Hematology, Solid tumors)	CURADEV	Innate-to-adaptive priming	TAK-676 (STING agonist)	■	
			Targeted STING agonist	■ (first-in-class)	
SUMOylation (Hematology, Solid tumors)		Innate immune enhancer	TAK-981	■	■ (first-in-class)
			TAK-981 (ADCC combo)	■	■ (first-in-class)
Attenukine™ (Hematology, Solid tumors)	teva	Targeted attenuated IFN-α	TAK-573 (CD38-Attenukine™)	■	■ (first-in-class)
Agonist-redirected checkpoints (Solid tumors)	SHATTUCK LABS	Co-inhibition & co-stimulation	TAK-252 / SL-279353	■	■ (first-in-class)
			TAK-254 / SL-115154	■ (first-in-class)	
Shiga-like toxin A (Hematology)	Mtem	Novel cytotoxic payload	TAK-169 (CD38-SLTA)	■	■ (first-in-class)
IGN toxin (Solid tumors)	immunogen	Solid tumor-targeted ADC	TAK-164 (GCC-ADC)	■	■ (first-in-class)
Conditional T cell engagers (Solid tumors)	MAVERICK THERAPEUTICS	Novel solid tumor platform	MVC-101 (EGFR COBRA™)	■ (first-in-class)	
Cell therapy platforms (Hematology, Solid tumors)	Memorial Sloan Kettering Cancer Center; T-CiRA; NOILE-IMMUNE BIOTECH; MD Anderson Cancer Center; GAMMADELTA THERAPEUTICS	Off-the-shelf cell therapies	TAK-007 (CD19 CAR-NK)	■	■ (first-in-class)
			5 cell therapies expected in clinic by end of FY20		

✈ = first-in-class

Hematology | Solid tumors

UNDISCLOSED TARGETS

Crescendo biologics
MAVERICK THERAPEUTICS
Memorial Sloan Kettering Cancer Center
NOILE-IMMUNE BIOTECH
T-CiRA
MD Anderson Cancer Center
Mtem
teva

63

NME MILESTONES ACHIEVED IN FY19 AND LOOKING AHEAD TO OTHER POTENTIAL MILESTONES[1] THROUGH FY20

PIVOTAL STUDY STARTS, APPROVALS

1H FY 2019
- ☑ TAK-611 — MLD Ph 2 start[2] (Rare Disease)
- ☑ TAK-755 — cTTP Ph 3 start (Rare Disease)

2H FY 2019
- ☑ PEVONEDISTAT TAK-924 — AML Ph 3 start (Oncology)
- TAK-788 — 1L NSCLC Ph 3 start (Oncology)

2H FY 2020
- TAK-721 — EoE Approval (Gastroenterology)
- mHTT ASO — Huntington's Disease Pivotal start (Neuroscience)

KEY DATA READOUTS

1H FY 2019
- ☑ TAK-925 — Narcolepsy POC (Neuroscience)
- ☑ TAK-721 — EoE Ph 3 data (induction) (Gastroenterology)
- ☑ TAK-101 — Celiac Disease POC (Gastroenterology)

2H FY 2019
- ☑ PEVONEDISTAT TAK-924 — HR-MDS Ph 2 Overall Survival (Oncology)
- ☑ TAK-007 — Hem. Malignancies POC (Oncology)
- TAK-609 — Hunter (IT) Ph 3 data 2yr extension (Rare Disease)
- mHTT ASO — Huntington's Disease POC (Neuroscience)
- TAK-721 — EoE Ph 3 data (maintenance) (Gastroenterology)

1H FY 2020
- TAK-788 — 2L NSCLC Ph 2 Pivotal (Oncology)
- TAK-573 — R/R MM, Solid Tumor POC (Oncology)

2H FY 2020
- TAK-620 — R/R CMV SOT & HSCT Ph 3 data (Rare Disease)
- TAK-755 — iTTP POC (Rare Disease)
- TAK-935 — DEE POC (Neuroscience)
- TAK-906 — Gastroparesis POC (Gastroenterology)
- TAK-951 — Nausea & Vomiting POC (Gastroenterology)

Oncology
Rare Disease
Neuroscience
Gastroenterology

☑ Denotes milestones that have been achieved.

1. Potential key milestone dates as of November 14, 2019. The dates included herein are estimates based on current data and are subject to change
2. Potentially registration enabling

64

SUMMARY 1 2 3 Total transformation Differentiated Multiple near-term of preclinical & early opportunities in IO catalysts informing clinical pipeline leveraging innate momentum towards immunity & cell solid tumors therapies 65

R&D DAY AGENDA – NEW YORK, NOVEMBER 14, 2019 TIME AGENDA Welcome and Opening Remarks 12:30 – 12:35 Sheelagh Cawley-Knopf, Head R&D Global Portfolio Strategy Takeda: A Global Values-Based, R&D-Driven Biopharmaceutical Leader 12:35 – 12:45 Christophe Weber, President & CEO Takeda Translating Science into Highly Innovative, Life-changing Medicines 12:45 – 13:20 Andy Plump, President R&D Oncology and Cell Therapies with Spotlight on CAR-NK 13:20 – 13:45 Chris Arendt, Head Oncology Drug Discovery Unit Spotlight on Oncology Opportunities 13:45 – 14:05 • TAK-788 : Rachael Brake, Global Program Lead • Pevonedistat : Phil Rowlands, Head Oncology Therapeutic Area Unit 14:05 – 14:20 Break Rare Diseases & Gene Therapy 14:20 – 14:45 Dan Curran, Head Rare Disease Therapeutic Area Unit Spotlight on Orexin2R agonists 14:45 – 15:00 Deborah Hartman, Global Program Lead Therapeutic Area Focus in GI with Spotlight on Celiac Disease 15:00 – 15:20 Asit Parikh, Head GI Therapeutic Area Unit 15:20 – 16:00 Panel Q&A Session 16:00 Drinks reception 66

TAK-788: PURSUING A FAST-TO-PATIENT STRATEGY FOR NSCLC PATIENTS WITH EGFR EXON 20 INSERTIONS Rachael L Brake, PhD Global Program Leader, Oncology Takeda Pharmaceutical Company Limited New York, NY November 14, 2019

THE SIZE OF THE LUNG CANCER CHALLENGE IS VAST Survival of Lung cancer is amongst 228,0001 the lowest of all cancers New Lung cancer cases / year Male Female 1 10% 13% 143,000 survival survival Lung cancer deaths/ yr More than breast, colon, and prostate cancer combined 5 yr survival estimates among adults diagnosed with lung cancer between 2007-20112 1. American Cancer Society; Cancer facts and figures 2019 68 2. Office for National Statistics UK (www.ons.gov.uk)

EXON 20 INSERTIONS ARE A RARE SUBSET OF EGFR MUTANT NSCLC Non-Sq NSCLC EGFR Exon 20 insertions 1 200,000 pts/yr 2,000 pts/yr2 EGFR Sensitizing Mutations 19.4% No Mutations 1.2% EGFR exon18 4% UMD 12.0% EGFR exon19 45% EGFR exon21 41% Other Drivers 2.9% Insertion variants PTEN loss 0.7% CDKN2A loss 1.9% BRAF nonV600E 1.3% EGFR 28% 1. V769_D770insASV (≈20%) NF1 loss 1.9% 2. D770_N771insSVD (≈19%) EGFR T790M 5.5% 3. H773_V774insH (≈8%) EGFR exon20 2.1% 4. A763_Y764insFQEA (≈7%) KRAS 25.3% EGFR WT Amp 1.0% 5. H773_v774insPH (≈5%) ALK fusion 3.8% 6. H773_V774insNPH (≈4%) KRAS 25.3% ROS1 fusion 2.6% 7. N771_P772insN (≈3%) RET fusion 1.7% 8. H773_V774insAH (≈3%) BRAF V600E 2.1% MET splice 3.0% 9. Other (≈31%) FGFR ½ ½ 0.7% MET Amp 1.4% NRAS 1.2% ERBB2 Amp 1.4% PIK3CA 2.0% BRCA ½ loss 1.3% MAP2K1 0.7% TSC ½ loss 0.7% ERBB2 Mut 2.3% Sources: Leduc C et al., Ann Oncol 2017; Jorge S et al. Braz J Med Biol Res 2014; Kobayashi Y & Mitsudomi 1. Estimated US annual incidence of non-squamous NSCLC 69 T. Cancer Sci 2016; Arcila M et al. Mol Cancer Ther 2013; Oxnard G et al. J Thorac Oncol 2013 2. Represents annual incidence of the US addressable patient population

PATIENTS WITH EGFR EXON 20 INSERTIONS HAVE NO EFFECTIVE THERAPY POOR RESPONSE TO EXISTING TKIs 1 POOR RESPONSE TO ANTI PD-1/PDL-1 THERAPY 2 EGFR exon 20 insertions do not demonstrate EGFR exon 20 ins patients demonstrate limited significant PFS benefit with 1st and 2nd gen EGFR TKIs benefit to anti PD-1 directed therapy 100 100% Classic EGFR EGFR exon 20 80% 80 60% 60 Hazard ratio 40% = 12.3 (p<0.0001) free survival survival free(%) - 40 20% 0% Progression 20 -20% Best change in in Best lesions changetarget (%) 0 10 20 30 40 50 -40% Time (months) -60% Individual patient responses Group Median PFS (months) Group Median PFS (months) PDL-1 expression ≥1% EGFR exon 20 ins (n=9) 2.0 EGFR exon 20 ins (n=20) 2.7 (1.7-3.8) 40% Classical EGFR mut (n=129) 12.0 Classical EGFR mut (n=22) 1.8 (1.2-2.4) 25% 1. Robichaux et al., WCLC 2016. 70 2. Adapted from Negrao et al., WCLC 2019

OVERCOMING THE DRUG DEVELOPMENT CHALLENGE IN EXON 20 INSERTIONS



EGFR exon 20 NPG insertion
Wild type EGFR
TAK-788
EGFR exon 20 insertion
EGFR D770 ins NPG

EGFR exon 20 insertion mutations
have a similar structure and similar affinity for
ATP to wild type EGFR



L858R EGFR mutation
Wild type EGFR
Classical EGFR
mutation
L858R
TAK-788

Classical EGFR mutations
Significantly alter both structure and affinity
for ATP compared to wild type EGFR

Source. TAK-788 bound to EGFR kinase domain containing D770 ins NPG, crystal structure (data on file)

71

TAK-788 PROOF OF CONCEPT DATA IN EGFR EXON 20 INSERTIONS

Takeda

2019 ASCO ANNUAL MEETING

• Confirmed ORR: 12/28 patients: 43% (24.5-62.8%) • Median PFS: 7.3 months (4.4 mo - NR)

ANTITUMOR ACTIVITY IN EGFR EXON 20 INS AT 160 MG DAILY


Best change in target lesions (%)
80
60
40
20
0
-20
-40
-60
-80
-100
Individual patient responses

Prior TKI:	N	N	N	N	Y	N	N	N	N	N	N	N	Y	N	N	N	N	N	N	N	N	N	Y	Y	N
Prior IO:	N	Y	Y	N	Y	N	N	N	N	Y	Y	N	Y	Y	N	Y	Y	Y	N	N	Y	N	Y	Y	Y

SAFETY SUMMARY IN PATIENTS TREATED WITH TAK-788

N (%)	All Patients 160 mg qd (n=72)
Treatment-related AE	
Any grade	68 (94)
Grade ≥3	29 (40)
Dose reduction due to AE	18 (25)
Dose interruption due to AE	36 (50)
Discontinuation due to treatment-related AE	10 (14)

TAK-788 has not been approved for the use or indications under investigation in the clinical trials (and there is no guarantee it will be approved for such use or indication). Claims of safety and effectiveness can only be made after regulatory review of the data and approval of the labeled claims.
Adapted from Riley et al. ASCO. 2019

72

ENCOURAGING EFFICACY AND SAFETY HAS BEEN OBSERVED WITH TAK-788 Select signs of efficacy TAK-788 1 Poziotinib 2 Afatinib 3 Osimertinib 4 Clinical feature n=28 n=50 n=23 n=15 ITT confirmed ORR (%) 43% NR 8.7% 0% Evaluable confirmed ORR (%) NR 43% NR NR ITT median PFS (months) 7.3 5.5 2.7 3.5 Select treatment related adverse events attributable to wild type EGFR inhibition TAK-788 1 Poziotinib 2 Afatinib 5 Osimertinib 6 Grade ≥ 3 Adverse event n=72 n=63 n=229 n=279 Diarrhea ≥ Gr3 18% 17.5% 14% 1% Rash ≥ Gr3 1% 35% 16% 1% Paronychia ≥ Gr3 0% 9.5% 11% 0% Total dose reduction rates AE related dose reductions (%) 25% 60% 52% 2.9% Direct cross-trial comparison can not be made between TAK-788 and other treatments due to different studies with different designs ITT = Intention to treat, ORR = Overall response rate, PFS = progression free survival, NR = Not reported. 73 Sources: 1. Riley et al. ASCO. 2019; 2. Haymach et al. WCLC 2018; 3. Yang et al., Lancet. 2016.; 4. Kim et al., ESMO 2019; 5. Yang et al., Lancet. 2012; 6. Mok et at., NEJM 2017

STRONGER DIARRHEA MANAGEMENT SHOULD = ENHANCED EFFICACY Average time on TAK-788 June 2016 7.9 months Feb 2019 new trial FIRST IN HUMAN Time on Diarrhea Diarrhea Treatment (Mo) management very Comprehensive Grade 3 4.6 late - medicate diarrhea management when at Grade 2 Grade 2 9.8 Grade 1 12.7 guidelines No diarrhea 12.1 implemented earlier WE HAVE MODIFIED OUR APPROACH TO GI ADVERSE EVENT MANAGEMENT WITH THE AIM TO IMPROVE EFFICACY 74 Source. TAK-788 Clinical trial database (data on file)

2021: EXPECTED FIRST APPROVAL IN EGFR EXON 20 INSERTIONS · Single arm Phase 2 trial · Supporting data generation · Refractory EGFR Exon 20 insertion patients · Real world evidence (RWE) data collection • Previously treated, ≤2 systemic anticancer chemotherapy RWE will be used to assess the benefit of conventional • Locally advanced or metastatic standard of care (SOC) agents in patients with • NSCLC harboring EGFR exon 20 insertion EGFR Exon 20 insertions EMR claims databases and Medical Chart Review TAK-788 at 160 mg qd Chemo +/- VEGFR Immunotherapy Other 1. Overall Response Rate 1. Overall Response Rate 2. Time to treatment failure 2. Duration of Response 3. Median progression free survival 3. Median Progression Free Survival 4. Duration of Response 4. Overall survival 5. Overall survival · ACTIVELY ENROLLING US, EU, AND ASIA · US (FLAT IRON HEALTH) · JP (SCRUM-JAPAN) · POTENTIAL APPROVAL MID 2021 · EU AND CHINA CHART REVIEW 75 Source. https://clinicaltrials.gov/ct2/show/NCT02716116, https://www.exclaimstudy.com/

NEW ACTIVATION: A TRIAL FOR NEWLY DIAGNOSED PATIENTS · Randomized, controlled, Phase 3 trial · Treatment-naïve EGFR exon 20 insertion patients • Advanced or metastatic • Treatment-naïve patients diagnosed with NSCLC harboring EGFR exon 20 insertion mutations R -2 1:1 TAK-788 at 160 mg qd Platinum doublet 2 year enrollment 1. Median Progression Free Survival Anticipated approval 2023 2. Overall Response Rate 3. Duration of Response 4. Overall survival Electronic patient reported outcomes · ACTIVELY ENROLLING · US, EU, LATIN AMERICA AND ASIA-PACIFIC 76 Source. https://clinicaltrials.gov/ct2/show/NCT04129502

SUMMARY 1 2 3 NSCLC patients with TAK-788 is the first The EXCLAIM trial in EGFR Exon 20 insertions purposely designed refractory patients are underserved with inhibitor and clinical could lead to the first the current available proof-of-concept has approval of TAK-788 therapies demonstrated efficacy by 2021 77

PEVONEDISTAT (TAK-924): A POTENTIAL NEW TREATMENT FOR HR-MDS AND AML Phil Rowlands, PhD Head Oncology Therapeutic Area Unit Takeda Pharmaceutical Company Limited New York, NY November 14, 2019

BUILDING ON THE TAKEDA ONCOLOGY FOUNDATION IN HEMATOLOGIC MALIGNANCIES Next Generation Cell therapies Type I IFN I/O Novel checkpoints GROWING MDS/AML LEADERSHIP Phase 3 POSITION IN pevonedistat HEMATOLOGIC MALIGNANCIES Lymphoma Chronic Myeloid Leukemia Improving Patient Outcomes in Multiple Myeloma 79

HIGH RISK MYELODYSPLASTIC SYNDROME (HR-MDS) AND ACUTE MYELOID LEUKEMIA (AML) HAVE LIMITED TREATMENT OPTIONS

CONTINUUM OF HR-MDS AND AML



Blasts
20% 30%
HR MDS
AML
Low-Blast AML

- HR-MDS and AML are both rare bone marrow-related cancers that share foundational biology, clinical features, and genetic mutations*
- Incidence highest in elderly (>70 years old)
- Overall survival several months to a few years, depending on risk category

* 30% of HR-MDS patients progress to AML

CLINICAL TREATMENT

BM failure → cytopenias
- **Fatigue (anemia)**
- **Infection (neutropenia)**
- **Bleeding (thrombocytopenia)**



Clinical treatment goals:
Alleviate cytopenias
Improve patient quality of life
Improve survival

Fit Patients: Younger; Fewer co-morbidities; Better performance status
→ **Intensive Chemotherapy**
→ **Stem Cell Transplant**
(Only curative treatment)
≤ 10% HR-MDS, ~45% AML

Unfit Patients: Older; Unfit for intensive chemotherapy and/or stem cell transplant
→ **Chemotherapy**
azacitidine
decitabine
Low dose ara-c
Targeted therapies
(AML only)
BCL2
IDH1/2
FLT3

80

CURRENT STANDARD OF CARE IS INADEQUATE FOR HR-MDS PATIENTS MDS SURVIVAL BY PROGNOSTIC RISK • No new treatments have been approved for MDS in over a decade • Transplant ineligible patients treated with first line therapy: Median OS = 15mo; 2yr OS rate 35% Survival (probability) Survival • Economic burden is substantial - hospitalizations are common among patients and many are transfusion dependent Time (months) Schanz et al., J Clin Oncol. 2012, 30:820-829 Median survival ~6 months to 5 years 81

PEVONEDISTAT: A UNIQUE FIRST-IN-CLASS NAE INHIBITOR • Pevonedistat is a small molecule inhibitor of NAE (NEDD-8 activating enzyme), a protein involved in the ubiquitin-proteasome system • NAE acts upstream of the proteasome and catalyzes the first step in the neddylation pathway Amir T. Fathi Blood 2018;131:1391-1392 82

ENCOURAGING RESPONSES IN AML PATIENTS TREATED WITH PEOVNEDISTAT + AZACITIDINE 60% ORR with a trend towards improved survival in secondary AML Response rates not influenced by AML genetic risk or leukemia burden Initial data drove interest to move to registration Ronan T Swords et al. Blood 2016;128:98 83

A PHASE 2 STUDY IN HR-MDS TO CONFIRM THE RISK / BENEFIT PROFILE OBSERVED IN AML Phase 2, Randomized, Open-label, Global, Multicenter Study Comparing Pevonedistat Plus Azacitidine vs. Azacitidine in Patients with Higher-Risk MDS, CMML, or Low-Blast AML • Mature OS data will be n = 117 available in November Pevonedistat + Azacitidine Pevo: 20 mg/m2 on Days 1, 3, 5 2 Aza: 75 mg/m on Days 1-5 ,8, 9 • Data will be presented in 1:1 Repeat every 28 days upcoming congress Randomization Azacitidine Aza: 75 mg/m2 on Days 1-5, 8, 9 • Potential approval in FY21* Primary endpoint: Secondary endpoints: ▪ OS ▪ EFS ▪ ORR 84 * Projected approval date assumes filing on Phase 2 data

THE PHASE 3 PANTHER STUDY WAS INITIATED AT RISK TO ACCELERATE DEVELOPMENT Phase 3, Randomized controlled trial of Pevonedistat Plus Azacitidine Versus Single-Agent Azacitidine as First-Line Treatment for Patients with Higher risk-MDS/CMML, or Low-blast AML n = 450 • Completed global enrollment Pevonedistat + Azacitidine Pevo: 20 mg/m2 on Days 1, 3, 5 10 months earlier than Aza: 75 mg/m2 Days 1-5 ,8, 9 originally projected* 1:1 Repeat every 28 days Randomization Azacitidine • Indicative of demand for new Aza: 75 mg/m2 Days 1-5, 8, 9 innovative therapies Primary endpoint: Secondary endpoints: ▪ EFS ▪ OS * Closed to global enrollment; Open for extended enrollment in China 85

EXPANDING PATIENT-CENTRIC DEVELOPMENT OF PEVONEDISTAT Continuum of disease HR-MDS NEW STUDIES IN UNFIT AML Ph2 (P2001) Ph3 (P3001) Ph3 PEVOLAM Potential Utilizing partnership approval in FY21* pevo + aza vs. aza (PETHEMA) for Currently enrolling patients efficient development Ph2 (P2002) Combo Unique MOA and pevo + venetoclax + aza vs. biologic hypothesis to venetoclax + aza support combination Study will open in 2020 86 * Projected approval date assumes filing on Phase 2 data

SUMMARY 1 2 3 Unmet need in High- Pevonedistat is a The Ph2 HR-MDS trial risk MDS and AML selective first-in-class has reached the remain high with few inhibitor with updated OS endpoint treatment options potential to be first data readout and the new therapy in over PANTHER Ph3 trial a decade for HR-MDS has completed global enrollment 87

R&D DAY AGENDA – NEW YORK, NOVEMBER 14, 2019 TIME AGENDA Welcome and Opening Remarks 12:30 – 12:35 Sheelagh Cawley-Knopf, Head R&D Global Portfolio Strategy Takeda: A Global Values-Based, R&D-Driven Biopharmaceutical Leader 12:35 – 12:45 Christophe Weber, President & CEO Takeda Translating Science into Highly Innovative, Life-changing Medicines 12:45 – 13:20 Andy Plump, President R&D Oncology and Cell Therapies with Spotlight on CAR-NK 13:20 – 13:45 Chris Arendt, Head Oncology Drug Discovery Unit Spotlight on Oncology Opportunities 13:45 – 14:05 • TAK-788 : Rachael Brake, Global Program Lead • Pevonedistat : Phil Rowlands, Head Oncology Therapeutic Area Unit 14:05 – 14:20 Break Rare Diseases & Gene Therapy 14:20 – 14:45 Dan Curran, Head Rare Disease Therapeutic Area Unit Spotlight on Orexin2R agonists 14:45 – 15:00 Deborah Hartman, Global Program Lead Therapeutic Area Focus in GI with Spotlight on Celiac Disease 15:00 – 15:20 Asit Parikh, Head GI Therapeutic Area Unit 15:20 – 16:00 Panel Q&A Session 16:00 Drinks reception 88

RARE DISEASES & GENE THERAPY Dan Curran, MD Head Rare Diseases Therapeutic Area Unit Takeda Pharmaceutical Company Limited New York, NY November 14, 2019

RARE DISEASES: AN OPPORTUNITY TO TRANSFORM TREATMENT

Takeda

HIGH UNMET NEED

7,000	Distinct rare diseases[1]
350 million	Patients worldwide
95%	Diseases have no FDA-approved treatment

SCIENTIFIC AND REGULATORY ADVANCES

80%	Diseases are genetic in origin
Transformative therapies	Recombinant engineering & delivery of proteins and nucleic acids
US ~90%[2] Japan 100%[3]	Orphan drug approvals benefited from expedited review

1. Rare diseases defined by prevalence in line with regulatory agencies (US: <7 in 10,000, EU: < 5 in 10,000 and JPN: <4 in 10,000), Global Genes, NIH National Human Genome Research Institute; 2. Comprises four pathways in US: Accelerated approval, breakthrough therapy designation, fast track designation, priority review designation; 3. Three pathways in JPN: Priority review, Sakigake designation and conditional approval, CIRS R&D Briefing 70, New drug approvals in six major authorities 2009-2018

90

RARE DISEASE MARKET IS EXPECTED TO DOUBLE IN SIZE GLOBAL ORPHAN DRUG1 SALES EXCLUDING ONCOLOGY2, USD BN % share of global, branded Rx sales 7% 11% 17% • Orphan drugs expected to make 124 up ~17% of global branded Rx sales by 2024 12% • Growth driven by advances in new CAGR modalities and new indications 62 9% • Orphan cell and gene therapies 37 CAGR estimated at ~$20 bn by 2024, up from ~$2bn in 2018 2012 2018 2024 91 1. Orphan drugs generally used as synonym for rare disease due to lack of uniform definition, including also non-rare, but neglected diseases lacking therapy (e.g., tropical infectious diseases); 2. EvaluatePharma (03 June 2019)

TAKEDA IS THE LEADER IN RARE DISEASES PATIENT IMPACT SCIENCE & INNOVATION CAPABILITIES AND SCALE • Foundation of >30 year history • Multiple opportunities for • Engagement with key of leadership in rare diseases transformational therapies stakeholders within the across therapeutic areas ecosystem e.g. patient groups, • Leading portfolio of rare regulators disease therapies: 11 out of 14 • Emerging, cutting edge global brands spanning platforms to drive high-impact • Pioneering regulatory pathways Hematology, Metabolic, GI and pipeline • Global footprint Immunology • Investments in technologies to accelerate diagnosis 92

OUR STRATEGY IS TO TRANSFORM AND CURE RARE DISEASES As the global leader in Rare Diseases, we aspire to provide transformative and curative treatments to our patients Transformative Curative Programs with transformative Emerging early pipeline of AAV potential in devastating gene therapies to redefine disorders with limited or no treatment paradigm in treatment options today monogenic rare diseases 93

WE ARE POSITIONED TO DELIVER NEAR-TERM & SUSTAINED GROWTH WAVE 11 WAVE 22 TARGET CLINICAL-STAGE NMEs PLATFORMS APPROVAL FY20 FY21 FY22 FY23 FY24 FY25 AND BEYOND TAK-620 TAK-607 TAK-7883 TAK-007 TAK-924 TAK-164 CMVTAK infect.-252 in 2L NSCLC Hematologic AML GI malignancies Solid tumors ComplicationsTARGETED of malignancies transplant CELL THERAPYprematurity INNATE5 NEXT-GEN ONCOLOGY AND IMMUNE IMMUNE CHECKPOINT TAK-9243 TAK-788 TAK-573 TAK-981 ENGAGERS MODULATION MODULATORS HR-MDS 1L NSCLC R/R MM Multiple cancers TAK-620 TAK-607 4 CMV infect. in TAK-611 Complications of TAK-079 TAK-754 TAK-755 MLD (IT) 5 MG, ITP HemA iTTP, SCD Immunology transplant prematurity GENE RARE Hematology THERAPYTAK-755 DISEASES Metabolic TAK-609 TAK-755 TAK-531 cTTP Hunter CNS (IT) cTTP Hunter CNS TAK-935 Orexin2R-ag TAK-341 Orexin2R-ag TAK-041 DEE (TAK-925/994) Parkinson’s Sleep Disorders CIAS NS OTHER Narcolepsy T1 Disease GENE PLATFORMS RNA Modulation THERAPY Antibody Transport NEUROSCIENCE TAK-418 TAK-653 TAK-831 Orexin2R-Vehicleag Kabuki Syndrome TRD CIAS NS (TAK-925/994) WVE-120101 WVE-120102 Narcolepsy T1 Huntington’s Huntington’s Disease Disease TAK-721 Kuma062 TAK-101 TAK-018 TAK-671 EoE Celiac Disease Celiac Disease Crohn’s Disease Acute (post-op and ileitis) Pancreatitis GENE CELL GASTRO- TAK-721 MICROBIOME ENTEROLOGY EoE TAK-951 THERAPY THERAPY TAK-954 TAK-906 Nausea & POGD Gastroparesis vomiting TAK-214 TAK-426 TAK-021 VACCINES TAK-003 Norovirus Dengue Vaccine Vaccine Zika Vaccine EV71 vaccine 1. Projected timing of approvals depending on data read-outs; some of these Wave 1 target approval dates assume accelerated approval; 2. Some Wave 2 assets could be Orphan potential in at least one indication accelerated into Wave 1 if they have breakthrough data; 3. Projected approval date assumes filing on Phase 2 data; 4. TAK-079 to be developed in Rare Diseases indications 94 Estimated dates as of November 14, 2019 myasthenia gravis (MG) and immune thrombocytopenic purpura (ITP) (FPI projected in each indication in 2H FY19); 5. Currently in a non-pivotal Phase 2 study; planning underway to include interim stage gates that can advance the program into a pivotal trial

POTENTIAL APPROVALS OF TRANSFORMATIVE THERAPIES WAVE 11 Phase 3 Phase 3 Phase 3 Phase 2 Phase 2 Phase 1/2 Phase 2b TAK-721 TAK-620 TAK-755 TAK-611 TAK-935 Orexin TAK-607 Eosinophilic Cytomegalovirus Congenital Metachromatic Developmental Narcolepsy Type 1 Complications of Esophagitis (CMV) infection Thrombotic Leukodystrophy and Epileptic (NT1) Prematurity2 (EoE) in transplant Thrombocytopenic (MLD) Encephalopathies Purpura (cTTP) (DEE) TARGET APPROVAL POSSIBLE WAVE 1 FY 2020 FY 2021 FY 2023 FY 2023 FY 2023 FY 2024 APPROVAL2 ADDRESSABLE POPULATION IN US/WW3,4 ~150k/Under ~7 - 15k/ ~500/ ~350/ ~50k/ 70 - 140k/ ~25k/ evaluation ~25 - 45k 2 - 6k ~1 - 2k ~70 - 90k 300k – 1.2M ~80 - 90k 1. Projected timing of approvals depending on data read-outs; some Wave 1 target approval dates assume accelerated approval 2. Currently in a non-pivotal Phase 2 study; planning underway to include interim stage gates that can advance the program into a pivotal trial 95 3. Estimated number of patients projected to be eligible for treatment, in markets where the product is anticipated to be commercialized, subject to regulatory approval 4. For TAK-620 and TAK-607, the addressable population represents annual incidence

SELECTED TRANSFORMATIVE PROGRAMS Potential first treatment of CMV infection in transplant patients in over 10 years. TAK-620 Inhibitor of protein kinase UL97. Potential best-in-class therapy for Thrombotic Thrombocytopenic Purpura (TTP). TAK-755 Recombinant ADAMTS13. Potential first pharmacologic therapy in >20 years to prevent complications of TAK-607 prematurity. Recombinant IGF-1 growth factor. 96

TAK-620: POTENTIAL BEST IN CLASS TREATMENT FOR POST- TRANSPLANT CMV INFECTION BURDEN OF CMV INFECTION IN TRANSPLANT RECIPIENTS TAK-620: NOVEL MOA TARGETING PROTEIN KINASE UL97 CMV infection is the most common 1 post-transplant viral infection1 2 Affects >25% of transplants 4 5 CMV infection can be fatal2,3 Higher rates of graft failure: 2.3X and mortality: 2.6X 3 Current therapies have significant toxicities 4,5,6,7 TAK-620 and resistance Existing therapies 3 Replication 3 Replication Incidence of neutropenia >20% and renal 4 Maturation and encapsidation toxicity >50% 5 Egress of viral capsids 97 1. Minerva Med. 2009 Dec; 100(6): 479-501; 2. Blood. 2016 May 19;127(20):2427-38; 3. Infect Chemother. 2013 Sep; 45(3): 260–271; 4. Antimicrob Agents Chemother. 2014 Jan; 58(1): 128–135; 5. Transplantation. 2016 Oct;100(10):e74-80;. 6. Clin Microbiol Infect. 2015 Dec;21(12):1121.e9-15; 7. Clin Transplant 2009: 23: 295–304

TAK-620: ADDRESSES UNMET NEED IN BOTH FIRST-LINE AND RESISTANT / REFRACTORY SETTING

Takeda


Transplant treatment
CMV Viremia
First-Line: Newly diagnosed CMV
Failure First-Line
Resistant/ Refractory (R/R) CMV
TAK-620: Ph 3 Study 303
Solid organ transplant (SOT) patients[1,2]:
~100K
~30K
~5K
TAK-620: Ph 3 Study 302
Hematopoietic Stem Cell Transplants (HSCT) patients[1,2]:
~90K
~15K
~5K

CMV
NON-CMV
10K
5K

1. Solid organ and allogeneic HSCT transplants in global major markets: US, Europe, Canada, Japan, China , Australia and Korea 2. UNOS Data 2018; CIBMR2017IRODaT Registry 2017, EBMT activity survey 2019 , Shire CMV Epi Study, Feb. 2018

98

TAK-620 DEMONSTRATED SIMILAR EFFICACY AND BETTER SAFETY VERSUS SOC IN A PHASE 2 STUDY IN FIRST-LINE PATIENTS

Takeda

The NEW ENGLAND JOURNAL of MEDICINE

ORIGINAL ARTICLE

Maribavir for Preemptive Treatment of Cytomegalovirus Reactivation

Johan Maertens, M.D., Catherine Cordonnier, M.D., Peter Jaksch, M.D., Xavier Poiré, M.D., Marc Uknis, M.D., Jingyang Wu, M.S., Anna Wijatyk, M.D., Faouzi Saliba, M.D., Oliver Witzke, M.D., and Stephen Villano, M.D.

DEMONSTRATED SIMILAR ANTI-VIRAL ACTIVITY TO VALGANCICLOVIR (VGV) ACROSS ALL DOSES[1]

	TAK-620: Dose 400, 800 or 1200 mg BID[2]	VGV (N=40)
	All Doses (N=119)	
Confirmed undetectable plasma CMV DNA within 6 weeks	79%	67%

NEUTROPENIA WAS TREATED WITH GROWTH FACTORS MORE OFTEN IN THE VGV ARM (15%) VS. TAK-620 ARM (7%)[2]

	TAK-620: Dose 400, 800 or 1200 mg BID	VGV (N=40)
	All Doses (N=119)	
Neutropenia that occurred or worsened during treatment through week 12	5%	18%

1. Confirmed undetectable CMV DNA in plasma was defined as two consecutive CMV DNA polymerase-chain-reaction assay values measure during treatment that were below the level of quantitation (i.e., <200 copies per millimeter according to the central laboratory) separated by at least 5 days. For the primary analyses of confirmed undetectable CMV DNA within 3 weeks and 6 weeks, data were missing for 3 patients: 1 each in the 400-mg TAK-620 group, the 1200-mg TAK-620 group and the valganciclovir group
2. N Engl J Med 2019; 381:1136-47. Overall risk ratio (95% CI) relative to the Valganciclovir reference was 1.20 (0.95-1.51)

99

TAK-620: GRANTED BREAKTHROUGH DESIGNATION IN RESISTANT OR REFRACTORY CMV INFECTION Efficacy in seriously ill R/R CMV in SOT and HSCT recipients with 1 multiple risk factors predictive of poor outcomes TAK-620 Dose: 400 mg, 800 mg, 1200 mg BID1 Primary efficacy endpoint All doses (Total N = 120) Historical outcomes: High (~50%) failure Patients with confirmed undetectable rates / relapse rates3,4,5 80 plasma CMV DNA within 6 weeks in (66.7%) ITT2 population Superior renal safety profile - did not result in treatment Renal impairment is the primary reason 2 discontinuations for discontinuation with SOC (Foscarnet, Cidovir); nephrotoxicity is > 50%6 1. Clin Infect Dis. 2019 Apr 8;68(8):1255-1264; 2. ITT - Intent to treat; 3. Antimicrob Agents Chemother, 58, 128-35; 4. Mehta et al, 2016 American Transplant Congress, Meeting abstract C279; 5. J Heart Lung Transplant. 2019 Sep 10; 100 6. Transplantation. 2016 Oct; 100(10): e74–e80

TAK-620: TWO ONGOING PIVOTAL STUDIES; EXPECT FIRST APPROVAL IN RESISTANT OR REFRACTORY CMV IN 2021 TAK-620 PHASE 3 STUDY 303 TAK-620 PHASE 3 STUDY 302 Resistant/Refractory CMV Patients with SOT or HSCT HSCT Recipients With First CMV Infection 2:1 Randomization 1:1 Randomization TAK-620 400mg BID Investigator's choice TAK-620 400mg BID 900mg BID VGV (N=234) (N=117) (N=275) (N=275) Primary Endpoint: Viremia @ 8 wks of Rx Primary Endpoint: Viremia @ 8 wks of Rx EXPECTED EXPECTED 2020 2021 2022 2021 2022 MILESTONES (FY) MILESTONES (FY) 2H 2020: 2021: 2022: 1H 2021: US Approval Ph 3 Readout US Approval EU Approval Ph 3 Readout EU Approval 101

SELECTED TRANSFORMATIVE PROGRAMS Potential first treatment of CMV infection in transplant patients in over 10 years. TAK-620 Inhibitor of protein kinase UL97. Potential best-in-class therapy for Thrombotic Thrombocytopenic Purpura (TTP). TAK-755 Recombinant ADAMTS13. Potential first pharmacologic therapy in >20 years to prevent complications of TAK-607 prematurity. Recombinant IGF-1 growth factor. 102

CONGENITAL AND IMMUNE TTP HAVE SUBSTANTIAL MORTALITY AND MORBIDITY BURDEN DUE TO INADEQUATE SOC CONGENITAL TTP (cTTP) • Sub-therapeutic dose with plasma infusions • Patients still experience ischemic injury of brain, kidneys and heart • Poor long-term outcomes IMMUNE TTP (iTTP) • ~30% relapse rate with plasma exchange (PEX) • New market entrant reduces relapse rate, but has ADDRESSABLE POPULATION significant limitations3,4 (WW)1,2 – Enhanced risk of bleeding: cTTP 2,000 – 6,000 Gingival bleeding 18% vs. 1% placebo iTTP 5,000 – 18,000 Epistaxis 32% vs. 3% placebo 103 1. Global major markets: US, Europe, Canada, JPN, and Global Emerging Markets; 2. Haematologica September 2010 95: 1444-1447; 3. N Engl J Med 2019;380:335-46.; 4. N Engl J Med 2016; 374:511-522

TAK-755 DIRECTLY ADDRESSES UNDERLYING CAUSE OF TTP

TAK-755 REPLACES ADAMTS13, DEFICIENCY OF WHICH LEADS TO TTP

Normal clotting cascade

ADAMTS13:

Cleaves VWF multimers that mediate platelet aggregation and clotting


Platelet
Von Willebrand Factor (VWF)
Blood vessel

TTP

ADAMTS13 deficiency:

Formation of microthrombi due to accumulation of large VWF multimers



104

TAK-755: POTENTIAL TRANSFORMATIVE THERAPY FOR TTP TAK-755 PHASE I, OPEN-LABEL, DOSE TAK-755 PK PROFILE AND PD EFFECT ON ESCALATION STUDY IN cTTP1 VWF CLEAVAGE AT 40 IU/KG 100% Mean FRETS ADAMTS13 Activity 100% 176 kDa VWF Cleavage Product • Administered as a single dose 90% 90% 80% 80% (%) TTP diagnosis requires in 15 cTTP patients 2 70% confirmation of 70% 60% ADAMTS13 activity <10% 60% • TAK-755 was well tolerated 50% 50% 40% 40% • No anti-ADAMTS13 30% 30% antibodies detected Activity ADAMTS13 20% 20% 10% 10% (%) Product VWF Cleavage 0% 0% 0 24 48 72 96 120 144 168 192 216 240 264 288 Time (hours) 105 1. Blood 2017; vol. 130, number 19, 2055-63; 2. Measured using FRETS (fluorescence resonance energy transfer)

TAK-755: ONGOING PHASE 3 CONGENITAL TTP STUDY TAK-755 PHASE 3 PROPHYLAXIS STUDY cTTP patients (N = 26 – 42) 1:1 Randomization • All patients roll over to a 6 month TAK-755 extension TAK-755 40 IU/kg SOC Every other week1 • Phase 3 study has a cohort of acute cTTP Tx duration: 6 months patients who receive TAK755. Patients are eligible to enter the prophylaxis study upon TAK-755 40 IU/kg SOC completion of acute treatment Every other week Tx duration: 6 months Primary Endpoint: Incidence of acute TTP episodes EXPECTED 2019 2021 2023 2025 MILESTONES (FY) 1H: Ph 3 initiated 2H: Ph 3 Readout US Approval EU Approval2 106 1. A single dose modification to 1x/week may be mandated based on clinical outcomes; 2. Plan to seek deferral of pediatric data requirement in EU for initial filing, which would enable possible approval in EU in 2023

TAK-755 IMMUNE TTP PHASE 2 STUDY DESIGN Primary or relapse acute iTTP episode (N=30) PEX Day 1 1:1:1 Randomization Placebo TAK-755 Low dose TAK-755 High dose + + + SOC SOC SOC Remission Phase Placebo or TAK-755 Primary endpoints: PK/PD EXPECTED 2020 2021 2023 2025 MILESTONES (FY) 2H: Ph 2 Readout 2H: Ph 3 Start 2H: Ph3 Readout US/EU Approval 107

SELECTED TRANSFORMATIVE PROGRAMS Potential first treatment of CMV infection in transplant patients in over 10 years. TAK-620 Inhibitor of protein kinase UL97. Potential best-in-class therapy for Thrombotic Thrombocytopenic Purpura (TTP). TAK-755 Recombinant ADAMTS13. Potential first pharmacologic therapy in >20 years to prevent complications of TAK-607 prematurity. Recombinant IGF-1 growth factor. 108

EXTREMELY PREMATURE INFANTS EXPERIENCE CONSIDERABLE MORBIDITY ~80,000-90,000 0 Therapies Extremely preterm for prevention of babies (<28 wks complications of gestational age) born prematurity WW2,3 ~40% have lung ~$200,000 1 Morbidity (%) by birth year, US data complications hospitalization 100% in addition to 4 Bronchopulmonary dysplasia (BPD) costs per infant 80% Severe intraventricular hemorrhage (IVH) morbidities in brain, 60% eye that adversely impact 40% development and learning 20% 0% 1992 1996 2000 2004 2008 2012 109 1. Stoll B, JAMA, 2015;314(10): 1039–1051; 2. CDC; 3. UN data and published sources; 4. Mowitz M et al. Co-occurrence and Burden of Complications of Prematurity Among Extremely Preterm Infants in the US AAP 2017 Poster 76

TAK-607 REPLENISHES IGF-1, A FETAL GROWTH FACTOR THAT IS DECREASED IN PRETERM INFANTS

TAK-607: IGF-1 / IGFBP-3[1] COMPLEX

- IGF-1 is an important fetal growth factor supplied by the mother that is involved in the development of multiple organs
- IGF-1 is low or absent in premature infants born before 28 weeks[2]
- TAK-607 demonstrated beneficial effects in lung development and brain vasculature in preclinical models[3,4]

IGF-1 LEVELS ARE LOW IN PRETERM INFANTS[2]



IGF-1 in normal in utero fetus
IGF-1 in preterm infants
Mean predicted value
Upper prediction interval (95th)
Lower prediction interval (5th)
IGF-1 (µg/L)
GA (weeks)
0
20
40
60
80
100
120
140
160
180
200
220
240
260
280
300
320
340
360
18
19
20
21
22
23
24
25
26
27
28
29
30
31
32
33
34
35
36
37
38
39
40
41
42

1. Recombinant insulin-like growth factor 1 (rIGF-1), IGFBP-3- IGF binding protein-3; 2. Hellstrom et al., Acta Pædiatrica 2016 105, pp. 576–586; 3. Seedorf G et al. EAPS. Geneva 2016 (manuscript in preparation)
4. Ley D et al. jENS 2019

110

TAK-607: PHASE 2 STUDY INFORMED DOSE AND ENDPOINT SELECTION ROP-2008-01: RANDOMIZED, CONTROLLED PHASE 2 STUDY OF TAK-607 TAK-607 IMPACTED BPD AND IVH2 • Pre-term infants with a gestational age (GA) <28 weeks (N = 120) 100 Standard of care IGF-1/IGFBP-3 • Assessed outcomes in ITT and “evaluable” sets (40% patients 80 1 ) who achieved target exposure of IGF-1 levels) 2 60 55% • Primary endpoint: ROP not met 40 • Pre-specified secondary endpoints: Bronchopulmonary 29% evaluable set evaluable Dysplasia (BPD) was reduced and Intra-Ventricular ( 23% Number of infants % Number of infants 20 Hemorrhage (IVH) showed a positive trend 8% • Granted FDA fast-track designation 0 BPD (Moderate IVH (Grade 3-4) and Severe) 1. Evaluable set: ≥70% IGF-1 measurements within targeted intrauterine range (28‒109 µg/L) AND ≥70% intended duration of treatment 111 2. Ley D, J Pediatrics, 2018 ROP – retinopathy of prematurity

TAK-607: FOOTPRINTS STUDY DESIGNED TO DEMONSTRATE REDUCTION IN THE COMPLICATIONS OF PREMATURITY


footprints
Premature infants: <28 weeks GA
Open label, 1:1:1 Randomization (N = 200/arm)
TAK-607 250 µg/kg/24 h continuous IV
TAK-607 400 µg/kg/24 h continuous IV
Standard Neonatal Care
Treatment (2-7 wks based on GA)
Post Treatment Follow-up period
Rx: Day 1
Rx End: 29 wk + 6 d PMA
Primary endpoint: 12 months corrected age
Outpatient: Respiratory morbidity assessments/week

Primary endpoint: Duration of supplemental oxygen use through 1 year corrected age[1]

EXPECTED MILESTONES (FY)

- 2019 — **1H: Ph 2b initiated**
- 2023 — **1H: Ph 2b Readout**

1. Supplemental oxygen use defined by one of the following: a) Any fraction of inspired oxygen (FiO2) >21%, b) Non-invasive respiratory support delivered via a nasal interface (e.g., continuous positive airway pressure [CPAP], nasal cannula, etc.), c) Invasive respiratory support (mechanical ventilation) via an endotracheal tube or tracheostomy

112

NME MILESTONES ACHIEVED IN FY19 AND LOOKING AHEAD TO OTHER POTENTIAL MILESTONES[1] THROUGH FY20

PIVOTAL STUDY STARTS, APPROVALS

1H FY 2019
- ☑ TAK-611 — MLD Ph 2 start[2] (Rare Disease)
- ☑ TAK-755 — cTTP Ph 3 start (Rare Disease)

2H FY 2019
- ☑ PEVONEDISTAT TAK-924 — AML Ph 3 start (Oncology)
- TAK-788 — 1L NSCLC Ph 3 start (Oncology)

2H FY 2020
- TAK-721 — EoE Approval (Gastroenterology)
- mHTT ASO — Huntington's Disease Pivotal start (Neuroscience)

KEY DATA READOUTS

1H FY 2019
- ☑ TAK-925 — Narcolepsy POC (Neuroscience)
- ☑ TAK-721 — EoE Ph 3 data (induction) (Gastroenterology)
- ☑ TAK-101 — Celiac Disease POC (Gastroenterology)

2H FY 2019
- ☑ PEVONEDISTAT TAK-924 — HR-MDS Ph 2 Overall Survival (Oncology)
- ☑ TAK-007 — Hem. Malignancies POC (Oncology)
- TAK-609 — Hunter (IT) Ph 3 data 2yr extension (Rare Disease)
- mHTT ASO — Huntington's Disease POC (Neuroscience)
- TAK-721 — EoE Ph 3 data (maintenance) (Gastroenterology)

1H FY 2020
- TAK-788 — 2L NSCLC Ph 2 Pivotal (Oncology)
- TAK-573 — R/R MM, Solid Tumor POC (Oncology)

2H FY 2020
- TAK-620 — R/R CMV SOT & HSCT Ph 3 data (Rare Disease)
- TAK-755 — iTTP POC (Rare Disease)
- TAK-935 — DEE POC (Neuroscience)
- TAK-906 — Gastroparesis POC (Gastroenterology)
- TAK-951 — Nausea & Vomiting POC (Gastroenterology)

Oncology

Rare Disease

Neuroscience

Gastroenterology

☑ Denotes milestones that have been achieved.

1. Potential key milestone dates as of November 14, 2019. The dates included herein are estimates based on current data and are subject to change
2. Potentially registration enabling

113

WE AIM TO PROVIDE CURATIVE THERAPY As the global leader in Rare Diseases, we aspire to provide transformative and curative treatments to our patients Transformative Curative Programs with transformative Emerging early pipeline of AAV potential in devastating gene therapies to redefine disorders with limited or no treatment paradigm in treatment options today monogenic rare diseases 114

BUILDING A WORLD CLASS GENE THERAPY 'ENGINE'

TOP TIER GMP MANUFACTURING



GENE THERAPY AAV[1] PLATFORM



- Strong capabilities in **liver expression**
- Emerging capabilities in **CNS expression**

GENE THERAPY PIPELINE

TAKEDA THERAPEUTIC AREAS

Preclinical Development → Clinical Development

Liver expression

- **3+** Research Candidates
- **NextGen** Hem A
- **TAK-748** Hem B
- **TAK-754** Hem A

CNS expression

- **StrideBio** Research Candidate
- **StrideBio** Friedreich Ataxia
- **TAK-686** Huntington's Disease

1. Adeno-Associated Virus

115

WE WILL APPLY OUR CELL THERAPY PLAYBOOK AND UNIFYING CAPABILITIES TO BUILD A GENE THERAPY PIPELINE

Takeda

Select Cell Therapy Partnerships/Acquisitions

T-CiRA
TiGENIX Living Medicines
GAMMADELTA THERAPEUTICS
TiGENIX Living Medicines Acquisition
Ambys MEDICINES
Memorial Sloan Kettering Cancer Center
MD Anderson Cancer Center
T-CiRA

Cell To Gene Therapy

Unifying Capabilities
- Viral expertise
- Manufacturing

2016 2017 2018 2019 2020 2021 2022+

Gene Therapy Platform

Ambys MEDICINES
Deliver protective or regenerative factors to hepatocytes

stridebio
Capsids to enhance biodistribution in CNS

Shire
Acquisition
AAV tool box and manufacturing platform

Focus of Future Gene Therapy Partnerships

1. Enable re-dosing
2. Lower dose and enhance biodistribution
3. Develop alternative gene delivery vehicles

116

SUMMARY 1 2 3 Takeda has the We have a leading late We are building cutting - capabilities, scale, and stage portfolio of edge capabilities in gene innovative platforms to transformative programs therapy that aim to extend our leadership in that will establish or deliver ‘cures’ in Rare Diseases re-define the standard of monogenic rare diseases care for highly underserved patients 117

R&D DAY AGENDA – NEW YORK, NOVEMBER 14, 2019 TIME AGENDA Welcome and Opening Remarks 12:30 – 12:35 Sheelagh Cawley-Knopf, Head R&D Global Portfolio Strategy Takeda: A Global Values-Based, R&D-Driven Biopharmaceutical Leader 12:35 – 12:45 Christophe Weber, President & CEO Takeda Translating Science into Highly Innovative, Life-changing Medicines 12:45 – 13:20 Andy Plump, President R&D Oncology and Cell Therapies with Spotlight on CAR-NK 13:20 – 13:45 Chris Arendt, Head Oncology Drug Discovery Unit Spotlight on Oncology Opportunities 13:45 – 14:05 • TAK-788 : Rachael Brake, Global Program Lead • Pevonedistat : Phil Rowlands, Head Oncology Therapeutic Area Unit 14:05 – 14:20 Break Rare Diseases & Gene Therapy 14:20 – 14:45 Dan Curran, Head Rare Disease Therapeutic Area Unit Spotlight on Orexin2R agonists 14:45 – 15:00 Deborah Hartman, Global Program Lead Therapeutic Area Focus in GI with Spotlight on Celiac Disease 15:00 – 15:20 Asit Parikh, Head GI Therapeutic Area Unit 15:20 – 16:00 Panel Q&A Session 16:00 Drinks reception 118

OX2R AGONISTS FOR THE TREATMENT OF NARCOLEPSY TYPE 1 Deborah Hartman, PhD Global Program Leader, Neuroscience Takeda Pharmaceutical Company Limited New York, NY November 14, 2019

NARCOLEPSY TYPE 1 IS A RARE, ACQUIRED CHRONIC NEUROLOGICAL DISORDER

Takeda

3M — Estimated global population affected by NT1[1]

~50% — Estimated diagnostic rate for NT1 in US, EU, JP[2]

15Y — Mean diagnostic delay[3]

- Psychosocially devastating effects
- Current treatments are only partially effective
- Polypharmacy is common



"When I'm awake, sleep is constantly intruding on that part of my life. And when I'm asleep, wakefulness is constantly intruding on that part of my life. It's frustrating because no matter how well you regulate your narcolepsy, you're always tired. You're exhausted."

\- **Charlie,** adviser with NT1

1. Narcolepsy Network. Narcolepsy Fast Facts. Available at: https://narcolepsynetwork.org/about-narcolepsy/narcolepsy-fast-facts/. Last Updated June 2015. Last Accessed Sept. 2019
2. Thorpy et al. Sleep Med. 2014 May;15(5):502-7
3. Frauscher B, J Clin Sleep Med 2013;9(8):805-12

120

NARCOLEPSY TYPE 1 IS DISTINGUISHED BY THE PRESENCE OF CATAPLEXY AND LOW OREXIN LEVELS Other hypersomnia disorders <110 pg/mL • Idiopathic Hypersomnia It’s not just about sleep, it’s • Residual Excessive about quality of wakefulness Daytime Sleepiness … it’s really about partnership in Obstructive with your extended family, Sleep Apnea1 your spouse, taking care of your children… it limits my ability to play with my kids. -Sara, adviser with NT1 121 CSF: Cerebral spinal fluid; Orexin also referred to as hypocretin 1. Individuals with Obstructive Sleep Apnea who are compliant with use of continuous positive airway pressure at night

NARCOLEPSY TYPE I IS CAUSED BY PROFOUND LOSS OF OREXIN-PRODUCING NEURONS

OREXIN mRNA LABELLING OF POSTMORTEM HYPOTHALAMIC SECTIONS



Healthy control
Narcolepsy Type 1
f
f

- Individuals with NT1 have >85% less orexin neurons than control, which are located in the hypothalamus[1, 2]

ACTIVATION OF OREXIN 2 RECEPTOR (OX2R) LEADS TO AROUSAL AND PROMOTES WAKEFULNESS[3]



Orexin neuropeptides A and B
Post-synaptic neurons with orexin 2 receptors
Downstream signalling promoting wakefulness

THE OREXIN HYPOTHESIS IN NARCOLEPSY TYPE I
An orexin 2 receptor agonist may replace the missing endogenous orexin peptide, addressing the underlying orexin deficiency of Narcolepsy Type 1 and reduce disease specific symptoms

f: fornix

1. Reprinted by permission from Springer Nature. Peyron C, et al. Nat Med. 2000;6:991-997
2. Thannickal TC, et al. *Neuron.*2000;27:469–474

3. Tsujino N, et al. Pharmacol. Rev. 2009;61(2):162-176

122

TAK-925, A SELECTIVE OX2R AGONIST, REDUCES NARCOLEPSY-LIKE SYMPTOMS IN AN OREXIN-DEFICIENT MOUSE MODEL TAK-925 FULLY RESTORED TAK-925 ELIMINATED SLEEP / TAK-925 ABOLISHED WAKEFULNESS WAKE TRANSITIONS CATAPLEXY-LIKE EPISODES Wakefulness time of NT1 mouse model Hypnogram of sleep/wake transitions Cataplexy-like episodes in NT1 mouse in active phase for one hour in NT1 mouse model model for three hours after chocolate EEG recordings ** 4 60 * * 50 3 40 2 30 Count TAK-925 TAK-925 model 20 Vehicle Minutes awake Minutes Vehicle 1 * 10 mouse ** NT1 0 0 TAK-925 0 1 0 3 0 10 TAK-925 Vehicle 0.3 Vehicle 1 TAK-925 (mg/kg, s.c.) TAK-925 (mg/kg, s.c.) cataplexy-like event cataplexy-like event *p<0.05, **p<0.01 vs placebo *p<0.05, **p<0.01 vs placebo 123

TAK-925 SHOWED PROMISING ABILITY TO MAINTAIN WAKEFULNESS IN AN EARLY PROOF OF CONCEPT STUDY IN NT1 PATIENTS

SLEEP LATENCY IN THE MAINTENANCE OF WAKEFULNESS TEST (MWT): CURRENT TREATMENTS



Placebo-adjusted change from baseline (minutes, 95% CI)
40
30
20
10
0
1.9
NR
3.0
NR
3.3
3.8
7.7
pitolisant[1]
modafinil[2]
sodium oxybate[3]
armodafinil[4]
solriamfetol[5]

SLEEP LATENCY IN THE MAINTENANCE OF WAKEFULNESS TEST (MWT): TAK-925 (N=14)

(single dose nine hour continuous IV infusion during the day)[6]



*** P value <0.001
Placebo-adjusted observed value (minutes, 95% CI)
40
30
20
10
0
***
18.8
***
36.1
***
36.7
TAK-925 5 mg (n=6)
TAK-925 11.2 mg (n=4)
TAK-925 44.8 mg (n=4)

- TAK-925 was well-tolerated; most AEs were mild and no SAEs were observed
- In this TAK-925-1001 study, four 40 minute MWTs were conducted per period
- Direct cross-study comparison can not be made between TAK-925 and treatments due to different studies with different designs

NR: 95% CI rot reported

1. Lancet Neurol. 2017 Mar;16(3):200-207; 2. FDA statistical Review: Page 5, 200 mg; 3. Label/Trial N4; 4. Clinicaltrials.gov (NCT00078377); 5. FDA Statistical Review, Study 14-002, 150 mg
6. Evans R, Tanaka S, Tanaka S, et al. 2019. A phase 1 single ascending dose study of a novel orexin 2 receptor agonist, TAK-925, in healthy volunteers (HV) and subjects with narcolepsy type 1 (NT1) to assess safety, tolerability, pharmacokinetics, and pharmacodynamic outcomes. Abstract presented at World Sleep 2019. Vancouver, Canada. http://www.professionalabstracts.com/ws2019/iPlanner/#/presentation/1832

124

TAK-925 ALSO REDUCED SUBJECTIVE SLEEPINESS IN THIS EARLY PROOF OF CONCEPT STUDY IN NT1 KAROLINSKA SLEEPINESS SCALE VALUES DURING AND AFTER ADMINISTRATION OF TAK-925 (single dose nine hour continuous IV infusion during the day) Mean (SD) Placebo 9 TAK-925 5 mg 8 TAK-925 11.2 mg End of infusion TAK-925 44.8 mg 7 6 5 TAK-925 improved subjective and objective 4 measures of wakefulness 3 Decreasing of levelsleepiness 2 1 0 1 2 3 4 5 6 7 8 9 10 11 Hours after start of nine hour infusion1 1. TAK-925 effective plasma half-life <2 hours 125 Evans R, Tanaka S, Tanaka S, et al. 2019. A phase 1 single ascending dose study of a novel orexin 2 receptor agonist, TAK-925, in healthy volunteers (HV) and subjects with narcolepsy type 1 (NT1) to assess safety, tolerability, pharmacokinetics, and pharmacodynamic outcomes. Abstract presented at World Sleep 2019. Vancouver, Canada. http://www.professionalabstracts.com/ws2019/iPlanner/#/presentation/1832

TAK-925 MAINTAINED WAKEFULNESS IN SLEEP-DEPRIVED HEALTHY ADULTS IN A SECOND PHASE 1 STUDY

SLEEP LATENCY IN THE MAINTENANCE OF WAKEFULNESS TEST (MWT) IN SLEEP-DEPRIVED HEALTHY ADULTS[1]


Average minutes
(least squares means, 95% CI)
40
30
20
10
0
***
***
9
25
39
Placebo (n=20)
TAK-925 44.8mg (n=18)
TAK-925 112mg (n=18)

Results suggest potential therapeutic use of TAK-925 in other hypersomnia disorders not associated with orexin deficiency

TAK-925 was well-tolerated; most AEs were mild and no SAEs were observed

1. Evans R, Hazel J, Faessel H, et al. 2019. Results of a phase 1b, 4-period crossover, placebo-controlled, randomized, single dose study to evaluate the safety, tolerability, pharmacokinetics, and pharmacodynamics of TAK-925, a novel orexin 2 agonist, in sleep-deprived healthy adults, utilizing modafinil as an active comparator. Abstract presented at World Sleep 2019. Vancouver, Canada. http://www.professionalabstracts.com/ws2019/iPlanner/#/presentation/2821
2. Int J Neurosci. 1990 May;52(1-2):29-37

***: p-value <0.001 relative to placebo

126

WE ARE COMMITTED TO LEADING INNOVATION IN OREXIN BIOLOGY AND EXPANDING THERAPEUTIC INDICATIONS FOR OX2R AGONISTS

Takeda


Rare primary hypersomnia disorders
Idiopathic Hypersomnia
Narcolepsy Type II
Narcolepsy Type I
Shift Work Sleep Disorder
Residual EDS in Obstructive Sleep Apnea[1]
EDS in other neurological & psychiatric disorders
REM disorders under evaluation
Metabolic disorders under evaluation
Hypersomnia disorders secondary to other conditions

- Top priority
- Other hypersomnia disorders
- Additional opportunities for expansion

- **TAK-925-1003** for Narcolepsy Type 2 (NCT03748979)
- **SPARKLE 2001** study for Residual EDS in Obstructive Sleep Apnea (NCT04091425)
- **SPARKLE 2002** study for Idiopathic Hypersomnia (NCT04091438)

REM: Rapid eye movement

1. Individuals with Obstructive Sleep Apnea who are compliant with use of continuous positive airway pressure at night

127

TAK-994 IS AN ORAL OX2R AGONIST PROGRESSING TO STUDIES IN NARCOLEPSY TYPE 1 TAK-994-1501 PROOF OF CONCEPT STUDY IN NARCOLEPSY TYPE 1 • Multi-center, placebo-controlled trial in North America and Japan • Enrollment target: 72 adults • Duration of treatment: 28 days dosing • Exploratory outcome measures include Maintenance of Wakefulness Test (MWT), Epworth Sleepiness Scale (ESS), and Weekly Cataplexy Rate (WCR) 128 Proof of Concept trial: ClinicalTrials.gov Identifier: NCT04096560

DIGITAL TECHNOLOGIES ARE ENHANCING THE DEVELOPMENT OF OX2R AGONISTS FOR SLEEP DISORDERS

TRADITIONAL CLINICAL INSTRUMENTS DO NOT FULLY MEASURE SYMPTOMS OF SLEEP DISORDERS

Hand-scored polysomnography (PSG)[1]



Stage of Sleep
Awake
REM
Non REM 1
Non REM 2
Non REM 3
Non REM 4
1
2
3
4
5
6
7
8
9
Hours of Sleep



PATIENT ACTIVITY DIARY

for Holter Electrocardiogram

Patient name______
Hook-up date______ Recorder #______
Start time______ AM/PM Age______
End time______ AM/PM Sex______
Patient ID______
Physician______ Phone #______
Facility______
Indications______

Medications______

Pacemaker______ Type______
Hook-up Technician______

DIGITAL MEASURES WILL FURTHER CHARACTERIZE SLEEP ARCHITECTURE AND SUPPORT CLINICAL TRIAL ASSESSMENTS

Automated analysis of NT1 nPSG[2]



State probability
1
0.8
0.6
0.4
0.2
0
22
23
00
01
02
03
04
05
06
Time, hours
W
N1
N2
N3
R

- Real-time data capture to understand disease burden and effects of treatment
- Non-invasive measures to optimize therapy
- Patient stratification using digital fingerprints

nPSG – Night time polysomnography

129

1. Approximately 80% interrater concordance based on Danker-Hopfe et al., J Sleep Res (2009) and Younes & Hanly, J Clin Sleep Med (2016); 2. Analysis shown is based on Stephansen et al., Nature Comm (2018)

WE ASPIRE TO BRING A POTENTIALLY TRANSFORMATIVE OX2R AGONIST SOLUTION TO INDIVIDUALS WITH NARCOLEPSY TYPE 1 • Achieved early Proof of Concept for NT1 • Awarded Breakthrough Therapy Designation TAK-925 • Awarded Sakigake Designation • Launched formulation development activities TAK-994, first oral OX2R Initiate SPARKLE-1501 Proof of Initiation of NT1 pivotal studies agonist, entered phase I Concept study in NT1 First approval targeted for 2024 TAK-994 FY19 FY20 FY21 Thank you to all the study participants who have enrolled in these early OX2R agonist clinical trials 130

SUMMARY 1 2 3 TAK-925 has achieved TAK-925 has TAK-994 is an oral early Proof-of-Concept demonstrated potential OX2R agonist for OX2R agonists in of OX2R agonists for progressing to studies Narcolepsy Type 1 treatment of other in Narcolepsy Type 1 sleep-related disorders 131

R&D DAY AGENDA – NEW YORK, NOVEMBER 14, 2019 TIME AGENDA Welcome and Opening Remarks 12:30 – 12:35 Sheelagh Cawley-Knopf, Head R&D Global Portfolio Strategy Takeda: A Global Values-Based, R&D-Driven Biopharmaceutical Leader 12:35 – 12:45 Christophe Weber, President & CEO Takeda Translating Science into Highly Innovative, Life-changing Medicines 12:45 – 13:20 Andy Plump, President R&D Oncology and Cell Therapies with Spotlight on CAR-NK 13:20 – 13:45 Chris Arendt, Head Oncology Drug Discovery Unit Spotlight on Oncology Opportunities 13:45 – 14:05 • TAK-788 : Rachael Brake, Global Program Lead • Pevonedistat : Phil Rowlands, Head Oncology Therapeutic Area Unit 14:05 – 14:20 Break Rare Diseases & Gene Therapy 14:20 – 14:45 Dan Curran, Head Rare Disease Therapeutic Area Unit Spotlight on Orexin2R agonists 14:45 – 15:00 Deborah Hartman, Global Program Lead Therapeutic Area Focus in GI with Spotlight on Celiac Disease 15:00 – 15:20 Asit Parikh, Head GI Therapeutic Area Unit 15:20 – 16:00 Panel Q&A Session 16:00 Drinks reception 132

THERAPEUTIC AREA FOCUS IN GI WITH SPOTLIGHT ON CELIAC DISEASE Asit Parikh, MD, PhD Head Gastroenterology Therapeutic Area Unit Takeda Pharmaceutical Company Limited New York, NY November 14, 2019

WE TARGET UNMET NEEDS THAT ALIGN WITH OUR STRENGTHS AREAS OF FOCUS GI WW RX SALES 2018 (USD BN) TAKEDA GI DISEASE AREAS Total = $57Bn High unmet medical need Other GI inflammation GI GI Potential to advance SoC Cancers 3.9 through innovative science – by being first or best in class 18.2 12.2 GI motility Fit with internal strengths 0.3 2.9 12.6 Liver fibrosis Ability to create a commercially 6.5 - viable path Viral hepatitis Acid related diseases 134 SOURCE: Evaluate Pharma indication specific sales, accessed May 29, 2019. Other GI includes: pancreatic insufficiency, hepatic encephalopathy, diarrhea, bowel clearance, gallstones, hemorrhoids

WE STRENGTHEN ENTYVIO BY CONTINUOUSLY IMPROVING VALUE FOR PATIENTS

Takeda

COMPETITIVE POSITIONING

VARSITY: 1st Head-to-Head study in IBD (UC)

- Vedolizumab was superior to adalimumab on the primary endpoint of clinical remission at wk 52
- Onset of action as rapid as anti-TNF

Change in Partial Mayo Score from Baseline


Clinical response, % (95% CI)
80
60
40
20
0
0 2 4 6 14 22 30 38 46 52
Study visit, weeks
Vedolizumab IV 300 mg Q8W
Adalimumab SC 40 mg Q2W

EXPANDED PATIENT POPULATIONS

Entyvio Subcutaneous Development

- Positive VISIBLE UC and CD trials
- Subject to regulatory approval, on track to launch exclusive, digital, needle-free jet-injector by 2022

Prefilled syringe



Autoinjector pen



Portal jet-injector



Gut GvHD prophylaxis

- Could **transform SoC** for cancer patients undergoing allo stem-cell transplants

GEOGRAPHIC EXPANSION

Entyvio IV

- Approved in **68 countries**
- Launched in Japan (UC: Nov 2018, CD: May 2019)

EXPECTED MILESTONES (FY)

2019	2020	2021
Entyvio (SC UC) US approval	Entyvio (SC CD) US, EU approval Entyvio (SC UC) EU, JP approval Entyvio (IV) CN approval	Entyvio GvHD Ph3 readout

Source: Sands *et al*. Vedolizumab versus Adalimumab for Moderate-to-Severe Ulcerative Colitis. N Engl J Med 2019; 381:1215-1226

IBD: Inflammatory Bowel Disease; UC: ulcerative colitis; CD: Crohn's Disease; IV=intravenous; SC=subcutaneous; TNF=tumour necrosis factor; SoC: standard of care; CN: China; JP: Japan; GvHD: graft versus host disease; Clinical remission: Complete Mayo score of ≤2 points and no individual subscore >1 point

135

WE ARE POSITIONED TO DELIVER NEAR-TERM & SUSTAINED GROWTH

Takeda

TARGET APPROVAL →	FY20	FY21	FY22	FY23	FY24	FY25 AND BEYOND	PLATFORMS
	WAVE 1[1]					WAVE 2[2]	
	CLINICAL-STAGE NMEs						PLATFORMS
ONCOLOGY		**TAK-788[3]** *2L NSCLC* **TAK-924[3]** *HR-MDS*		**TAK-007** *Hematologic malignancies* **TAK-788** *1L NSCLC*	**TAK-924** *AML*	**TAK-164** *GI malignancies* **TAK-252** *Solid tumors* **TAK-573** *R/R MM* **TAK-981** *Multiple cancers*	CELL THERAPY AND IMMUNE ENGAGERS TARGETED INNATE IMMUNE MODULATION NEXT-GEN CHECKPOINT MODULATORS
RARE DISEASES *Immunology, Hematology, Metabolic*		**TAK-620** *CMV infect. in transplant* **TAK-609** *Hunter CNS (IT)*		**TAK-611** *MLD (IT)* **TAK-755** *cTTP*	**TAK-607** *Complications of prematurity*	**TAK-079[4]** *MG, ITP* **TAK-754** *HemA* **TAK-755** *iTTP, SCD* **TAK-531** *Hunter CNS*	GENE THERAPY
NEUROSCIENCE				**TAK-935** *DEE*	**Orexin2R-ag** *(TAK-925/994) Narcolepsy T1*	**TAK-341** *Parkinson's Disease* **Orexin2R-ag** *Sleep Disorders* **TAK-041** *CIAS NS* **TAK-418** *Kabuki Syndrome* **TAK-653** *TRD* **TAK-831** *CIAS NS* **WVE-120101** *Huntington's Disease* **WVE-120102** *Huntington's Disease*	GENE THERAPY OTHER PLATFORMS *RNA Modulation, Antibody Transport Vehicle*
GASTRO-ENTEROLOGY	**TAK-721** *EoE*					**Kuma062** *Celiac Disease* **TAK-101** *Celiac Disease* **TAK-018** *Crohn's Disease (post-op and ileitis)* **TAK-671** *Acute Pancreatitis* **TAK-954** *POGD* **TAK-906** *Gastroparesis* **TAK-951** *Nausea & vomiting*	GENE THERAPY MICROBIOME CELL THERAPY
VACCINES		**TAK-003** *Dengue Vaccine*				**TAK-214** *Norovirus Vaccine* **TAK-426** *Zika Vaccine* **TAK-021** *EV71 vaccine*	

1. Projected timing of approvals depending on data read-outs; some of these Wave 1 target approval dates assume accelerated approval
2. Some Wave 2 assets could be accelerated into Wave 1 if they have breakthrough data
3. Projected approval date assumes filing on Phase 2 data
4. TAK-079 to be developed in Rare Diseases indications myasthenia gravis (MG) and immune thrombocytopenic purpura (ITP) (FPI projected in each indication in 2H FY19)

Orphan potential in at least one indication
Estimated dates as of November 14, 2019

136

TAK-721: ON TRACK TO BE THE FIRST FDA APPROVED AGENT TO TREAT EOSINOPHILIC ESOPHAGITIS (EOE)

Takeda

ADDRESSES SIGNIFICANT UNMET NEED

- Chronic, allergic, inflammatory condition of the esophagus that results in swallowing dysfunction
- Diagnosed prevalence is expected to increase significantly

No approved US medication
SOC is food elimination, off-label use[1]

TAK-721 granted breakthrough therapy designation by FDA in 2016

EXPECTED MILESTONES (FY)

2019	2020	2021
Q4: Maintenance TL results	Q2: NDA filing Q4: Approval	Q1: Launch

INDUCTION DATA SHOWS SIGNIFICANT HISTOLOGIC AND SYMPTOM RESPONSE

Results presented at presidential plenary at ACG, Texas, Oct 2019

Histologic Response at 12 Weeks (peak ≤ 6 eosinophils/hpf on biopsy)



$p < 0.001$
Proportion of patients (%)
60
40
20
0
1.0%
53.1%

Symptom Response at 12 Weeks (≥ 30% reduction in DSQ score)



$p = 0.024$
Proportion of patients (%)
60
40
20
0
39.1%
52.6%
Placebo (n = 105)
2 mg BID (n=213)

1. Swallowed use of glucocorticoids intended for asthma (e.g., home or compounded thickening of budesonide solution, or swallowing fluticasone aerosol).

DSQ score: Dysphagia Symptom Questionnaire patient reported outcome score eos/hpf: peak eosinophils per high-powered field from endoscopic biopsies
Eos/hpf: eosinophils per high-power field; BID: Twice daily; SOC: Standard of care; NDA: new drug application

137

CELIAC DISEASE IS AN EXAMPLE OF A HIGH UNMET NEED AREA WITH NO THERAPIES

Takeda


~1%
~40%
~1M

~1%	~40%	~1M
Global population affected by celiac[1]	Patients still suffer from symptoms despite being on a gluten-free diet	Estimated global, eligible patient population[2]

- Overlooked disease, growing prevalence
- Chronic symptoms
- Higher risk of certain cancers
- High treatment burden affecting the whole family
- No current pharmacologic therapies



“Some of us are so extremely sensitive that one little crumb will make us extremely sick. I'm one of those people, and there is really nothing I can do about it”

– **Delisi**, Celiac disease patient

1. Pooled global prevalence; Clin Gastroenterol Hepatol. 2018 Jun;16(6):823-836
2. Estimated number of patients projected eligible for treatment, in markets where the product is anticipated to be commercialized, subject to regulatory approval

138

WE ARE FOCUSING ON THE NARROWEST POPULATION WITH HIGH UNMET NEED 20% Moderate Our focus: • Niche patient segment with the highest unmet 40% Uncontrolled* on GFD need • Severe symptoms with villous atrophy 18% Severe • Continue to suffer 60% despite the GFD and are highly likely to take a Controlled on Gluten therapy 2% Refractory Free Diet (GFD) *Uncontrolled defined as ongoing chronic moderate to severe symptoms with villous atrophy 139

OUR APPROACH TO TREATING CELIAC DISEASE TREATMENT OPPORTUNITIES FOR CELIAC DISEASE 1 1 Enzymatic digestion of gluten Kuma062 promises greatly increased 3 Microbiome Modulation enzymatic efficiency and improved 2 Reduce intestinal permeability formulation over predecessors 2 3 Microbiome modulation 4 Cytokine inhibition 4 5 5 Transglutaminase inhibition 6 Promote Immune tolerance TAK-101 (TIMP-GLIA) has the 6 potential to be a first in class, tolerizing immune therapy for celiac disease Source: Green and Cellier, 2007 140

KUMA062: A HIGHLY POTENT ORAL GLUTENASE THAT COULD CHANGE THE STANDARD OF CARE IN CELIAC DISEASE CLINICAL DATA SHOWS KUMA062 CAN DEGRADE ABOUT KUMA062 >95% OF INGESTED GLUTEN • Kuma062 is an oral, computationally-engineered super glutenase • Enhanced catalytic activity compared to other glutenases Gluten recovery in gastric contents aspirated 30mins after meal containing 3g of gluten Optimal activity at Resistance to common the pH range of the digestive proteases 800 p = 0.001 stomach after a meal 700 600 500 >95% gluten 400 degradation Gluten (mg) Gluten 300 200 100 0 Placebo (n=13) 900mg Kuma062 900mg Kuma062 + Specificity for peptides Eliminates ex vivo T cell (n=12) Nexium (n=13) with immunogenic response to all 3 major regions of gliadin gliadin families • Kuma well-tolerated, no identified safety concern • Decision to acquire PVP Biologics expected Q3 FY2019 141

TAK-101: POTENTIAL BEST-IN-CLASS, INTRAVENOUS THERAPY FOR CELIAC DISEASE DESIGNED TO MODIFY T CELL RESPONSE

ABOUT TAK-101*

- Biodegradable polymer encapsulating antigen
- Designed to induce tolerance to gluten, reduce T cell responses to gliadin



PROPRIETARY PARTICLE SURFACE
PARTICLE CORE PROGRAMMED WITH GLIADIN TO INDUCE TOLERANCE

- Expected to provide durable (3 months or longer) down regulation of T cell responses to immunogenic gliadin peptides

TAK-101 REDUCES IMMUNE ACTIVATION AFTER GLUTEN EXPOSURE

Interferon-gamma ELISPOT measurement of gluten-responsive T cells



Increase in gluten-responsive T cells (spot-forming units)
30
25
20
15
10
5
0
p = 0.0056
Treatment with TAK-101 reduced immune activation by >85%
Placebo n=16
TIMP-GLIA n=13

TAKEDA ACQUIRED EXCLUSIVE GLOBAL LICENSE TO TAK-101



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Takeda Acquires License for First-In-Class Celiac Disease Therapy from COUR Pharmaceuticals Following Positive Phase 2a Proof-of-Concept Study

*Formerly TIMP-GLIA
Source: https://www.courpharma.com/our-technology/

142

WE ARE LEADING THE SCIENCE IN CELIAC DISEASE WITH A NEW AI - BASED TOOL AND INGESTIBLE DEVICE PIONEERING AT BOUNDARIES INNOVATIVE USE PRECISION OF CLINICAL MEDICINE OF TECHNOLOGY MEASUREMENT USING AI • Innovative, non-invasive, patented • Ingestible high resolution camera pill • Pioneering Automated Image method of measuring total burden • Modern machine-learning/ AI based assessment quantifies disease burden of intestinal disease image processing 143

TAKEDA IS THE BEST COMPANY TO BRING CELIAC THERAPIES TO PATIENTS World-class, fully connected GI commercial infrastructure across 65+ countries that supports $6bn+ revenues • Extensive GI clinical footprint • Strong reputation for scientific excellence • Lauded for calculated risk-taking by the GI community • Experience with redefining guidelines and treatment paths 144

NME MILESTONES ACHIEVED IN FY19 AND LOOKING AHEAD TO OTHER POTENTIAL MILESTONES[1] THROUGH FY20

Takeda

PIVOTAL STUDY STARTS, APPROVALS

1H FY 2019
- ☑ TAK-611 — MLD Ph 2 start[2] (Rare Disease)
- ☑ TAK-755 — cTTP Ph 3 start (Rare Disease)

2H FY 2019
- ☑ PEVONEDISTAT TAK-924 — AML Ph 3 start (Oncology)
- TAK-788 — 1L NSCLC Ph 3 start (Oncology)

2H FY 2020
- TAK-721 — EoE Approval (Gastroenterology)
- mHTT ASO — Huntington's Disease Pivotal start (Neuroscience)

KEY DATA READOUTS

1H FY 2019
- ☑ TAK-925 — Narcolepsy POC (Neuroscience)
- ☑ TAK-721 — EoE Ph 3 data (induction) (Gastroenterology)
- ☑ TAK-101 — Celiac Disease POC (Gastroenterology)

2H FY 2019
- ☑ PEVONEDISTAT TAK-924 — HR-MDS Ph 2 Overall Survival (Oncology)
- ☑ TAK-007 — Hem. Malignancies POC (Oncology)
- TAK-609 — Hunter (IT) Ph 3 data 2yr extension (Rare Disease)
- mHTT ASO — Huntington's Disease POC (Neuroscience)
- TAK-721 — EoE Ph 3 data (maintenance) (Gastroenterology)

1H FY 2020
- TAK-788 — 2L NSCLC Ph 2 Pivotal (Oncology)
- TAK-573 — R/R MM, Solid Tumor POC (Oncology)

2H FY 2020
- TAK-620 — R/R CMV SOT & HSCT Ph 3 data (Rare Disease)
- TAK-755 — iTTP POC (Rare Disease)
- TAK-935 — DEE POC (Neuroscience)
- TAK-906 — Gastroparesis POC (Gastroenterology)
- TAK-951 — Nausea & Vomiting POC (Gastroenterology)

Legend: Oncology; Rare Disease; Neuroscience; Gastroenterology

☑ Denotes milestones that have been achieved.

1. Potential key milestone dates as of November 14, 2019. The dates included herein are estimates based on current data and are subject to change
2. Potentially registration enabling

145

SUMMARY 1 2 3 We have built an We are well We have multiple industry-leading positioned to bring milestones, including portfolio rooted in the first therapies to expected key approvals unparalleled scientific celiac patients that in the next 2 years that excellence and could change the will be transformative outstanding global standard of care for patients commercial strength 146

R&D DAY AGENDA – NEW YORK, NOVEMBER 14, 2019 TIME AGENDA Welcome and Opening Remarks 12:30 – 12:35 Sheelagh Cawley-Knopf, Head R&D Global Portfolio Strategy Takeda: A Global Values-Based, R&D-Driven Biopharmaceutical Leader 12:35 – 12:45 Christophe Weber, President & CEO Takeda Translating Science into Highly Innovative, Life-changing Medicines 12:45 – 13:20 Andy Plump, President R&D Oncology and Cell Therapies with Spotlight on CAR-NK 13:20 – 13:45 Chris Arendt, Head Oncology Drug Discovery Unit Spotlight on Oncology Opportunities 13:45 – 14:05 • TAK-788 : Rachael Brake, Global Program Lead • Pevonedistat : Phil Rowlands, Head Oncology Therapeutic Area Unit 14:05 – 14:20 Break Rare Diseases & Gene Therapy 14:20 – 14:45 Dan Curran, Head Rare Disease Therapeutic Area Unit Spotlight on Orexin2R agonists 14:45 – 15:00 Deborah Hartman, Global Program Lead Therapeutic Area Focus in GI with Spotlight on Celiac Disease 15:00 – 15:20 Asit Parikh, Head GI Therapeutic Area Unit 15:20 – 16:00 Panel Q&A Session 16:00 Drinks reception 147

Panel Q&A Session © 2019 Takeda Pharmaceutical Company Limited. All rights reserved